ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the Year ended December 31, 2025

ALAMOS GOLD INC.
For the Year ended December 31, 2025

2025 Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”), dated February 18, 2026, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2025 and 2024 and notes thereto. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS" or "GAAP") as issued by the International Accounting Standards Board ("IASB"). All results are presented in United States dollars (“US dollars”, "USD" or “$”), unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the "Cautionary Note Regarding Forward-Looking Statements" section of this MD&A. United States investors are also advised to refer to the "Cautionary Note to United States Investors" section of this MD&A.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District (comprising the Island Gold and Magino mines) and Young-Davidson mine in Northern Ontario, Canada and the Mulatos District (comprising the Mulatos and La Yaqui Grande mines) in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Shaft Expansion (“Phase 3+ Shaft Expansion” or “Phase 3+ Expansion”) and the Island Gold District Expansion ("IGD Expansion") in the Island Gold District, the Lynn Lake project in Manitoba, Canada and the Puerto Del Aire (“PDA”) project in the Mulatos District. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.
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2025 Management’s Discussion and Analysis
Highlight Summary

	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
Financial Results (in millions)
Operating revenues	$575.3	$375.8	$1,808.8	$1,346.9
Cost of sales (1)	$219.5	$200.9	$809.5	$751.1
Earnings from operations	$330.9	$158.4	$1,097.5	$561.9
Earnings before income taxes	$510.9	$157.2	$1,089.7	$502.2
Net earnings	$434.9	$87.6	$885.8	$284.3
Adjusted net earnings (2)	$227.6	$103.2	$587.1	$328.9
Adjusted earnings before interest, taxes, depreciation and amortization (2)	$384.6	$207.2	$1,073.7	$691.5
Cash provided by operating activities	$250.9	$192.2	$795.3	$661.1
Cash provided by operating activities before changes in working capital and taxes paid (2)	$284.7	$207.9	$924.3	$726.2
Capital expenditures (sustaining) (2)	$49.5	$30.0	$144.6	$110.1
Sustaining finance leases (2)(3)	$3.9	$5.2	$16.5	$10.6
Capital expenditures (growth) (2)	$97.0	$101.2	$318.2	$279.5
Capital expenditures (capitalized exploration)	$11.0	$7.5	$44.3	$28.0
Free cash flow (2)(3)	$156.9	$53.5	$351.7	$272.3
Operating Results
Gold production (ounces)	141,500	140,200	545,400	567,000
Gold sales (ounces)	142,147	141,258	531,230	560,234
Per Ounce Data
Average realized gold price (5)	$3,998	$2,632	$3,372	$2,379
Average spot gold price (London PM Fix)	$4,135	$2,663	$3,432	$2,386
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,544	$1,422	$1,524	$1,341
Total cash costs per ounce of gold sold (2)	$1,111	$981	$1,077	$927
All-in sustaining costs per ounce of gold sold (2)	$1,592	$1,327	$1,524	$1,252
Share Data
Earnings per share, basic	$1.03	$0.21	$2.11	$0.70
Earnings per share, diluted	$1.03	$0.21	$2.10	$0.69
Adjusted earnings per share, basic (2)	$0.54	$0.25	$1.40	$0.81
Weighted average common shares outstanding (basic) (000’s)	420,386	420,192	420,444	408,165
Financial Position (in millions)
Cash and cash equivalents (4)			$623.1	$327.2
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” section of this MD&A for a description and calculation of these measures.
(3)Sustaining finance leases at the Island Gold District are not included as additions to mineral property, plant and equipment in cash flows used in investing activities.
(4)Cash and cash equivalents in the comparatives reflect the balance as at December 31, 2024.
(5)Average realized gold price for the three months and year ended December 31, 2025 included the delivery of ounces into the gold prepayment facility based on the prepaid price of $2,524 per ounce.
(6)Comparative figures reflect the inclusion of the Magino Mine as of its acquisition on July 12, 2024.

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2025 Management’s Discussion and Analysis

	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
Gold production (ounces)
Island Gold District (7)	60,000	55,600	250,400	188,000
Young-Davidson	41,400	45,700	153,400	174,000
Mulatos District (8)	40,100	38,900	141,600	205,000
Gold sales (ounces)
Island Gold District (7)	62,002	56,100	241,359	183,441
Young-Davidson	42,287	45,441	153,382	173,274
Mulatos District (8)	37,858	39,717	136,489	203,519
Cost of sales (in millions) (1)
Island Gold District (7)	$93.0	$70.1	$344.2	$206.1
Young-Davidson	$74.6	$65.9	$270.1	$261.9
Mulatos District (8)	$51.4	$64.9	$194.7	$283.1
Cost of sales per ounce of gold sold (includes amortization) (1)
Island Gold District (7)	$1,500	$1,250	$1,426	$1,124
Young-Davidson	$1,764	$1,450	$1,761	$1,511
Mulatos District (8)	$1,358	$1,634	$1,426	$1,391
Total cash costs per ounce of gold sold (2)
Island Gold District (7)	$1,164	$911	$1,044	$804
Young-Davidson	$1,234	$955	$1,244	$1,047
Mulatos District (8)	$885	$1,113	$947	$935
Mine-site all-in sustaining costs per ounce of gold sold (2)(3)
Island Gold District (7)	$1,626	$1,342	$1,473	$1,199
Young-Davidson	$1,835	$1,191	$1,633	$1,314
Mulatos District (8)	$946	$1,198	$1,018	$1,001
Capital expenditures (sustaining, growth, and capitalized exploration) (in millions) (2)
Island Gold District (4)(7)(9)	$107.0	$108.4	$346.5	$295.6
Young-Davidson (5)	$33.2	$21.3	$93.6	$86.1
Mulatos District (6)(8)	$11.2	$5.3	$30.1	$20.1
Other	$10.0	$8.9	$53.4	$26.4
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” section of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative expense and corporate share-based compensation expense.
(4)Includes capitalized exploration at Island Gold District of $4.4 million and $18.5 million for the three months and year ended December 31, 2025 ($3.9 million and $14.6 million for the three months and year ended December 31, 2024 ).
(5)Includes capitalized exploration at Young-Davidson of $0.6 million and $9.7 million for the three months and year ended December 31, 2025 ($2.0 million and $5.9 million for the three months and year ended December 31, 2024).
(6)Includes capitalized exploration at Mulatos District of $2.6 million and $12.7 million for the three months and year ended December 31, 2025 ($1.6 million and $7.5 million for the three months and year ended December 31, 2024).
(7)The Island Gold District includes Island Gold and Magino mines for the three months and year ended December 31, 2025. Comparative figures reflect the inclusion of the Magino Mine as of its acquisition on July 12, 2024.
(8)The Mulatos District includes Mulatos and La Yaqui Grande mines.
(9)Sustaining capital expenditures for Island Gold District include certain finance leases classified as sustaining.

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2025 Management’s Discussion and Analysis
Fourth Quarter and Full Year 2025 Highlights

Operational and Financial Highlights
•Produced 545,400 ounces of gold in 2025, below revised annual guidance and a 4% decrease from 2024. Lower mining and processing rates at the Canadian operations as a result of severe winter weather, as well as other operational challenges, impacted production late in the year. Fourth quarter production of 141,500 ounces was consistent with the third quarter but below quarterly guidance
•The Island Gold District produced 250,400 ounces of gold in 2025 and generated record annual mine-site free cash flow1 of $205.0 million after funding all Phase 3+ Shaft Expansion capital and exploration initiatives
•Young-Davidson produced 153,400 ounces of gold in 2025 and generated record mine-site free cash flow of $249.9 million, including a record $89.7 million in the fourth quarter
•The Mulatos District produced 141,600 ounces of gold in 2025 and generated strong mine-site free cash flow of $221.5 million, including a record $92.3 million in the fourth quarter
•Cost of sales were $809.5 million or $1,524 per ounce in 2025, and $219.5 million, or $1,544 per ounce in the fourth quarter
•Total cash costs1 of $1,077 per ounce and all-in sustaining costs ("AISC"1) of $1,524 per ounce for the full year were above revised annual guidance. Total cash costs of $1,111 per ounce and AISC of $1,592 per ounce for the fourth quarter were higher than the third quarter and quarterly guidance, driven by lower than planned production from the Island Gold District and Young-Davidson
•Full year sales totaled 531,230 ounces of gold at an average realized price of $3,372 per ounce, generating record annual revenues of approximately $1.8 billion, including silver sales, representing a 34% increase from 2024. This included fourth quarter sales of 142,147 ounces of gold at an average realized price of $3,998 per ounce, generating record quarterly revenues of $575.3 million. This represented a 53% increase from the fourth quarter of 2024 and marked the third consecutive quarter of record revenues
•Generated record annual cash flow from operating activities of $795.3 million (including $924.3 million before changes in working capital and taxes paid1, or $2.20 per share1), a 20% increase from 2024. Fourth quarter cash flow from operating activities was $250.9 million (including $284.7 million before changes in working capital and taxes paid, or $0.68 per share)
•Generated record annual free cash flow1 of $351.7 million, including a record $156.9 million in the fourth quarter, while continuing to reinvest in high-return growth projects including the Phase 3+ Shaft Expansion, IGD Expansion to 20,000 tonnes per day ("tpd"), Lynn Lake, PDA, and a record exploration program
•Reported net earnings were $885.8 million in 2025, or $2.11 per share. Adjusted net earnings1 were $587.1 million in 2025, or $1.40 per share1. Adjusted earnings include after-tax adjustments for an impairment reversal and gain on sale of assets of $419.6 million, loss on commodity hedge derivatives of $152.1 million, as well as adjustments for net unrealized foreign exchange gain recorded within deferred taxes and foreign exchange totaling $27.4 million, and other adjustments of $3.8 million
•Reported net earnings were $434.9 million for the fourth quarter, or $1.03 per share. Adjusted net earnings for the fourth quarter were $227.6 million, or $0.54 per share. Adjusted net earnings include after-tax adjustments for a gain on sale of assets of $226.7 million, loss on commodity hedge derivatives of $34.9 million, as well as adjustments for unrealized foreign exchange gain recorded within deferred taxes and foreign exchange totaling $6.0 million, and other adjustments of $9.5 million
•Cash and cash equivalents were $623.1 million at December 31, 2025, up from $463.1 million at the end of the third quarter, and $327.2 million at the end of 2024. This reflects record free cash flow generation, while continuing to reinvest in high-return growth, supporting increased shareholder returns, debt reduction, and the repurchase of hedges. The Company remains well-positioned to internally fund all of its growth initiatives with strong ongoing free cash flow, net cash of $423.1 million, and approximately $1.2 billion of total liquidity
•Returned $80.9 million to shareholders in 2025, nearly double the $41.0 million returned in 2024. This included the repurchase of 1.3 million shares at a cost of $38.8 million, and dividend payments totalling $42.1 million. In addition, the Company announced a 60% increase in the quarterly dividend to $0.04 per share, starting in the first quarter of 2026
•Repaid $50 million of debt during the fourth quarter, leaving $200 million drawn on the credit facility at the end of 2025
•Eliminated half of the 2026 legacy gold hedges from Argonaut Gold Inc. ("Argonaut") in the fourth quarter with the repurchase and elimination of all forward sale contracts that were scheduled to mature in the first half of 2026. These contracts totaled 50,000 ounces at an average price of $1,821 per ounce. The cost to eliminate the hedges was $113.5 million, at an effective price of approximately $4,091 per ounce, providing further upside to current gold prices. This was funded by $63.5 million in cash and a gold sale prepayment for $50.0 million in exchange for the delivery of 12,255 ounces in the first half of 2026 at a prepay price of $4,166 per ounce
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2025 Management’s Discussion and Analysis
Mineral Reserves and Resources, Growth Projects and Other Highlights
•Announced the Island Gold District Expansion Study ("IGD Expansion Study") on February 3, 2026, outlining a long-life operation that is expected to become one of the largest, lowest-cost, and most profitable gold mines in Canada. Compared to the Base Case Life of Mine Plan (the "Base Case LOM Plan") released in June 2025, the IGD Expansion incorporates a 30% increase in Mineral Reserves and an expansion of the Magino mill to 20,000 tpd, driving increased annual production of 534,000 ounces over the initial 10 years (starting in 2028) at average mine-site AISC of $1,025 per ounce. At a gold price of $4,500 per ounce and USD/CAD foreign exchange rate of $0.74:1, the Island Gold District has an estimated after-tax net present value ("NPV") (5%) of $12.2 billion, making it one of the most valuable gold mines in Canada
•Issued three-year guidance on February 4, 2026, with production expected to increase 12% in 2026 to between 570,000 and 650,000 ounces, and 46% by 2028 to between 755,000 and 835,000 ounces. AISC are expected to decrease 18% by 2028 relative to 2025, driven by low-cost growth from the Island Gold District following the completion of the Phase 3+ Shaft Expansion late in 2026 and the IGD Expansion in 2028. Further growth in production and reduction in costs is expected after the completion of the Lynn Lake project in 2029
•Reported year-end 2025 Mineral Reserves of 15.9 million ounces (265 million tonnes ("mt")), a 32% increase from the end of 2024, with grades also increasing 5% to 1.87 grams per tonne (“g/t Au”). The growth was driven by the successful conversion of a large portion of Mineral Resources to Reserves at the Island Gold District. Measured and Indicated Mineral Resources also increased 6% to 5.5 million ounces (119 mt grading 1.44 g/t Au) driven by additions at Young-Davidson, Lynn Lake and Mulatos. Inferred Mineral Resources decreased 63% to 2.0 million ounces (35 mt grading 1.82 g/t Au) reflecting the successful conversion of Mineral Resources at the Island Gold District to Reserves
•Advanced the Phase 3+ Shaft Expansion at the Island Gold District. This included shaft sink progressing to a depth of 1,350 metres ("m"), or 98% of the ultimate depth, and advancing the paste plant construction. The Phase 3+ Shaft Expansion completion is expected in the fourth quarter of 2026
•Announced an updated development plan for the Lynn Lake project incorporating the BT and Linkwood deposits, and several scope changes including a 13% increase in mill capacity to 9,000 tpd, driving production higher and stronger economics. Lynn Lake is expected to average 186,000 ounces over its initial 10-years at first quartile mine-site AISC of $829 per ounce. Construction activities are expected to ramp up in the spring of 2026, with initial production expected in the first half of 2029
•Received approval of an amendment to the existing environmental impact assessment (Manifestación de Impacto Ambiental) by Mexico’s Secretariat of Environment and Natural Resources in January 2025, allowing for the start of construction on the PDA project within the Mulatos District. PDA remains on budget and on schedule for initial production by mid-2027
•Closed the sale of the Company's Turkish development projects, which consist of Kirazlı, Ağı Dağı and Çamyurt, to Tümad Madencilik Sanayi ve Ticaret A.Ş (“Tümad”) for total cash consideration of $470 million in October 2025. Upon closing, Alamos received the first payment of $160 million. The remaining cash payments, totaling $310 million, are expected to be received on the first and second anniversaries of the closing of the transaction
•Closed the sale of the option to earn 100% interest in the non-core Quartz Mountain Gold Project (“Quartz Mountain”), located in Oregon, to Q-Gold Resources Ltd. (TSXV:QGR) (“Q-Gold”) in October 2025. Quartz Mountain was sold for total consideration of up to $21 million and a 9.9% equity interest in Q-Gold
•Alamos was recognized for the second consecutive year as a TSX30TM 2025 winner by the Toronto Stock Exchange in September 2025. The annual ranking recognizes the 30 top performing stocks over a three-year period. Alamos’ share price increased 310% over the trailing three-year period
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” section of this MD&A for a description and calculation of these measures.
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2025 Management’s Discussion and Analysis
Environment, Social and Governance Summary Performance

Health and Safety
•Total Recordable Injury Frequency Rate1 ("TRIFR") of 1.47 in the fourth quarter
•Lost time injury frequency rate1 ("LTIFR") of nil in the fourth quarter
•Alamos had 19 recordable injuries across its sites and no lost time injuries in the fourth quarter. For the full year, Alamos had 56 recordable injuries across its sites including 3 LTIs
•For the full year, TRIFR was 1.14 and LTIFR was 0.06, down 35% and 42%, respectively, from the prior year

Alamos had a strong safety performance in 2025, achieving its lowest TRIFR on record, while recognizing that continued effort is required to achieve our ultimate goal of zero harm. Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.
In 2026, the Company plans to roll out safety leadership training across all sites in connection with the launch of Alamos’ Home Safe Eight, a new initiative consisting of eight non‑negotiable safety rules targeting high‑risk activities. These rules, which focus on areas such as energy isolation, working at heights, and safe vehicle operation, are designed to significantly reduce the potential for injury through consistent and disciplined application.
Environment
•Zero significant environmental incidents for the fourth quarter and full year, and one reportable spill in the fourth quarter
•Continued reclamation activities at the Cerro Pelon, El Victor and San Carlos pits in the Mulatos District

The one reportable spill occurred at the Island Gold District, where approximately 40 cubic metres of tailings slurry was released due to a pipeline decoupling at the Magino mill. This was promptly addressed at the time of occurrence and is not expected to have any lasting impact on the natural environment. The Company is committed to preserving the long-term health and viability of the natural environment that surrounds its operations and projects. This includes investing in new initiatives to reduce the Company's environmental footprint with the goal of minimizing the impacts of its activities.
Community
Alamos continued to provide charitable donations, sponsorships, medical support and infrastructure investments within its local communities, including:
•Provision of free internet access to the village of Matarachi in Senora, Mexico to create social, educational and economic development opportunities in the region
•Distribution of holiday vouchers and hampers to community members in Matachewan, Lynn Lake, and Marcel Colomb First Nation
•Cash donations to Dubreuilville Food Bank, Lady Dunn Health Center Foundation, as well as several other health, education, and food programs in the communities in which Alamos operates
•Purchase of a heating unit for the Matachewan Fire Department
•Delivered Mining Showcase to more than 250 students from five high schools near the Island Gold District, as well as a community open house for approximately 300 local residents

The Company believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities. Ongoing investments in local infrastructure, health care, education, cultural and community programs remain a focus of the Company.
Governance and Disclosure
•The Mulatos District received the Exceptional Companies Award by the Business Coordinating Council for its contributions to the UN Sustainable Development Goals. The Mulatos District also received the Sonora Philanthropy Prize, awarded by the Esposos Rodríguez Foundation, Maldonado Foundation, Educativa y Cultural Don José S. Healy Foundation, and the University of Sonora
•Achieved its highest-ever CDP Climate Change score in December, receiving a “B” for its disclosure. Alamos also achieved a score of 56 on S&P Global’s annual Corporate Sustainability Assessment, its highest score to date

The Company maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development.
(1) Frequency rate is calculated as incidents per 200,000 hours worked.
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2025 Management’s Discussion and Analysis
2025 Business Developments

IGD Expansion Study
Subsequent to year-end 2025, the Company released results of the IGD Expansion Study on February 3, 2026. Compared to the Base Case LOM Plan, the IGD Expansion incorporates a 30% increase in Mineral Reserves and an expansion of the Magino mill to 20,000 tpd. This is supported by increased mining rates of 3,000 tpd of high-grade underground ore and 17,000 tpd from the open pit, and is expected to drive production higher and create one of the largest, longest life, and most profitable gold operations in Canada. Highlights include the following:
•Increased production: average annual production of 534,000 ounces over 10 years post expansion (2028+), a 27% increase from the Base Case LOM, and 113% increase from 2025
•Average annual production of 490,000 ounces over 15 years during which both the open pit and underground are operating (based on Mineral Reserves only)
•Low-cost structure: average mine-site AISC of $1,025 per ounce over the initial 10 years post expansion (2028+), a decrease of approximately 31% from 2025
•Average total cash costs of $682 per ounce over the initial 10 years (2028+), and $717 per ounce over 15 years with both the open pit and underground operating
•Average AISC of $1,032 per ounce over 15 years, similar to the Base Case LOM and representing an approximate 30% decrease from 2025
•Larger, long-life operation underpinned by 30% increase in Mineral Reserves to 8.3 million ounces (128.2 mt grading 2.01 g/t Au, including:
•5.1 million ounces grading 10.61 g/t Au (15.1 mt) at Island Gold underground, up 25% from the Base Case LOM
•3.1 million ounces grading 0.86 g/t Au (113.1 mt) at Magino open pit, up 40% from the Base Case LOM
•19-year mine life, similar to the Base Case LOM despite increasing underground and open pit mining and processing rates
•Low capital intensity and total all-in cost per ounce providing significant margins and profitability
•Growth capital for the IGD Expansion of $542 million focused on the expansion of the Magino mill, and accelerated underground development and mobile equipment to support the higher underground and open pit mining rates
•Including remaining spending on the Phase 3+ Shaft Expansion, total growth capital of $704 million, the majority of which will be spent over the next three years
•Sustaining capital of $2,342 million, or $302 per ounce sold, consistent with the Base Case LOM. Total capital of $393 per ounce sold
•Total all-in cost, including growth capital, of $1,155 per ounce providing significant pre-tax margins of more than $3,500 per ounce at current gold prices
•Attractive economics with significant upside
•After-tax NPV (5%) of $8.2 billion at a long-term gold price assumption of $3,200 per ounce and USD/CAD foreign exchange rate of $0.74:1
•After-tax internal rate of return (“IRR”) of 53%
•After-tax NPV (5%) of $12.2 billion and an after-tax IRR of 69% at a gold price of $4,500 per ounce
•Significant upside potential through ongoing Mineral Reserve growth and incorporation of higher-grade regional targets
•Underground Mineral Reserves have increased for 13 consecutive years. With the deposit open laterally and at depth, there is excellent potential for this growth to continue
•Measured & Indicated Mineral Resources of 2.0 million ounces and Inferred Mineral Resources of 1.4 million ounces have not been incorporated into the IGD Expansion Study and represent upside through ongoing resource conversion
•Multiple regional targets, including the nearby past producing Cline-Pick mine, represent further production upside potential as opportunities for additional higher-grade mill feed within the expanded mill. The best hole drilled to date at the Cline-Pick target was announced in a press release dated February 2, 2025, with grades averaging 178 g/t Au over 3.5 m

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2025 Management’s Discussion and Analysis
•Low and decreasing greenhouse gas ("GHG") emission intensity
•56% reduction of GHG emissions per ounce from levels already 30% lower than the industry average. This is expected to be achieved through the completion of the Phase 3+ Shaft Expansion, and connecting the Magino mill to grid power in late 2026
•IGD Expansion largely de-risked and expected to be completed in 2028
•Phase 3+ Shaft Expansion remains on track for completion late in 2026, with the shaft and paste plant infrastructure designed to support higher underground mining rates of 3,000 tpd
•Construction of the larger mill is well underway and sized for 20,000 tpd such that key components of the IGD Expansion are largely de-risked
•Growing free cash flow while funding growth
•Island Gold District is expected to self-finance all growth capital while generating growing free cash flow through to the completion of the expansion in 2028
•After-tax free cash flow is expected to increase to average $0.8 billion per year over 10 years (starting in 2028+) at a long-term gold price of $3,200 per ounce
•At a gold price of $4,500 per ounce, average after-tax free cash flow is expected to increase to $1.3 billion per year over 10 years (starting in 2028+)
2025 Year-End Mineral Reserve and Resource Update
On February 17, 2026, the Company reported its updated Mineral Reserves and Resources as of December 31, 2025. Highlights include the following:
▪Global Proven and Probable Mineral Reserves increased 32% to 15.9 million ounces of gold (265 mt with grades also increasing 5% to 1.87 g/t Au). This was driven by the successful conversion of a large portion of the Island Gold District’s Mineral Resource base into Mineral Reserves
•Island Gold’s Mineral Reserves more than doubled, increasing 125% to 5.1 million ounces (15.1 mt grading 10.61 g/t Au), reflecting the conversion of existing and newly defined Mineral Resources to Mineral Reserves
•Magino’s Mineral Reserves increased 56% to 3.1 million ounces (113 mt grading 0.86 g/t Au), primarily reflecting the successful conversion of Mineral Resources to Mineral Reserves
▪Global Measured and Indicated Mineral Resources increased 6% to 5.5 million ounces of gold (119 mt grading 1.44 g/t Au), driven by additions at Young-Davidson, Lynn Lake and Mulatos, more than offsetting Mineral Resource conversion at Magino
▪Global Inferred Mineral Resources decreased 63% to 2.0 million ounces of gold (35.0 mt grading 1.82 g/t Au), reflecting the successful conversion of Inferred Mineral Resources at both Island Gold and Magino to Mineral Reserves
Sale of Turkish Development Projects
On September 14, 2025, the Company announced that its wholly owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. (the “Netherlands Subsidiaries”), had entered into a definitive agreement to sell Doğu Biga Madencilik Sanayi ve Tic. A.Ş., their wholly owned Turkish subsidiary, which owns the Kirazlı, Ağı Dağı and Çamyurt projects located in northwestern Türkiye, to Tümad, a mining company operating in the Republic of Türkiye, for total cash consideration of $470 million (the “Purchase Price”) (the “Transaction”). The Purchase Price is payable by Tümad to Alamos Gold Holdings B.V. as follows:
i.$160 million payable upon closing of the Transaction;
ii.$160 million payable on the one-year anniversary of the closing of the Transaction (“Second Installment”); and
iii.$150 million payable on the two-year anniversary of the closing of the Transaction (“Third Installment”).
Each of the Second and Third Installment payments is secured by a bank guarantee provided by international financial institutions with investment grade ratings, ensuring total guaranteed proceeds to the Company of $470 million within two years of closing of the Transaction.
The Transaction closed on October 27, 2025 upon which the Company received the first cash payment of $160 million and the bank guarantees.
In conjunction with the Transaction, the Netherlands Subsidiaries and the Republic of Türkiye have agreed that the previously reported arbitration proceedings brought by the Netherlands Subsidiaries against the Republic of Türkiye under the Netherlands-Türkiye Bilateral Investment Treaty and registered with the International Centre for Settlement of Investment Disputes (World Bank Group) shall remain suspended, and will be discontinued with prejudice after certain contractual milestones are reached.
The Transaction resulted in a pre-tax gain on sale of $229.7 million for the fourth quarter, net of transaction costs. In addition, the Company incurred $2.7 million for the full year primarily related to ongoing care and maintenance costs prior to closing of the Transaction, which were expensed.
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2025 Management’s Discussion and Analysis
Sale of Quartz Mountain
On October 22, 2025, the Company closed the sale of the option to earn a 100% interest in Quartz Mountain to Q-Gold for total consideration of up to $21 million and a 9.9% equity stake in Q-Gold. On closing, the Company received $2.85 million in cash and was issued 13.9 million common shares of Q-Gold, resulting in Alamos holding 9.9% of the issued and outstanding common shares of Q-Gold. The remaining consideration of up to $18.15 million will be payable in cash or common shares of Q-Gold, at Alamos’ election, and is comprised of $8.15 million of guaranteed payments to be paid over three years, and $10 million of milestone payments.
Dividend Increase
On February 18, 2026, the Company announced an increase in the quarterly dividend to $0.04 per share, 60% higher than 2025 quarterly dividend of $0.025 per share.
Legacy Hedges and New Prepayment Facility
The Company repurchased and eliminated forward sale contracts that were in place for the first half of 2026, totalling 50,000 ounces at an average price of $1,821 per ounce. These hedges were inherited as part of the Argonaut acquisition in 2024. The cost to eliminate the hedges was $113.5 million, representing an effective price of $4,091 per ounce, providing further upside to current gold prices. This was funded by $63.5 million in cash, and a gold sale prepayment for consideration of $50.0 million in exchange for the delivery of 12,255 ounces in the first half of 2026. The ounces will be delivered monthly and recorded as revenue based on the prepay price of $4,166 per ounce. There will be no cash flow associated with the sale of these 12,255 ounces in 2026, with proceeds already received in 2025.
Remaining Argonaut legacy hedges total 100,000 ounces at an average price of $1,821 per ounce, with 50,000 ounces maturing in the second half of 2026, and the remaining 50,000 ounces maturing in the first half of 2027. The Company will continue to monitor opportunities to repurchase and eliminate the remaining contracts, having eliminated 230,000 of the initial 330,000 ounces that were inherited in 2024, prior to maturity.
Credit Facility Repayment
During the fourth quarter, the Company repaid $50 million of the debt inherited from Argonaut, leaving $200 million drawn on its credit facility.

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2025 Management’s Discussion and Analysis
Outlook and Strategy

2026 Guidance
	Island Gold District	Young-Davidson	Mulatos District	Lynn Lake	Total
Gold production (000's ounces)	290 - 330	155 - 175	125 - 145	—	570 - 650
Cost of sales, including amortization (in millions) (2)					$920
Cost of sales, including amortization ($ per ounce) (2)					$1,450 - $1,550
Total cash costs ($ per ounce) (1)	$875 - $975	$1,350 - $1,450	$930 - $1,030	—	$1,020 - $1,120
All-in sustaining costs ($ per ounce) (1)					$1,500 - $1,600
Mine-site all-in sustaining costs ($ per ounce) (1)(3)	$1,340 - $1,440	$1,730 - $1,830	$1,000 - $1,100	—
Capital expenditures ($ millions)
Sustaining capital (1)(4)	$135 - $150	$55 - $65	$3 - $5	—	$193 - $220
Growth capital (1)(4)	$355 - $385	$25 - $30	$137 - $145	$140 - $160	$657 - $720
Total sustaining and growth capital (1)(4)	$490 - $535	$80 - $95	$140 - $150	$140 - $160	$850 - $940
Capitalized exploration (1)	$33	$12	$9	$6	$60
Total capital expenditures and capitalized exploration (1)	$523 - $568	$92 - $107	$149 - $159	$146 - $166	$910 - $1,000
(1)Refer to the "Non-GAAP Measures and Additional GAAP" section of this MD&A for a description of these measures.
(2)Cost of sales includes mining and processing costs, royalties, and amortization expense but excludes silver credit, and is calculated based on the mid-point of total cash cost guidance.
(3)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites the Company allocates a portion of share based compensation to the mine sites, but does not include an allocation of corporate and administrative expenses to the mine sites.
(4)Sustaining and growth capital guidance excludes capitalized exploration.

The Company’s objective is to operate a sustainable business model that supports growing returns to all stakeholders over the long-term, through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities, and supporting higher returns to shareholders.
2025 Year in Review
From an operational perspective, the past year was not reflective of the Company's long track record of execution. Full year production of 545,000 ounces was lower than planned, down 4% from 2024, and at higher costs. Despite the operational challenges, the Company delivered a record financial performance in 2025 and made strong progress on its growth initiatives.
Revenues increased 34% from 2024 to a record $1.8 billion. Through higher gold prices and increasing margins, the Company generated record free cash flow of $351.7 million while continuing to fund its high-return growth initiatives, and a record exploration program. All three operations generated strong mine-site free cash flow, including $221.5 million from the Mulatos District, a record $249.9 million from Young-Davidson, and a record $205.0 million from the Island Gold District while funding the Phase 3+ Shaft Expansion.
Additionally, the Company made strong progress on its growth initiatives, which are expected to nearly double gold production to approximately one million ounces annually by 2030, underpinning one of the strongest outlooks in the sector. The Phase 3+ Expansion continues to advance with the shaft on track to begin skipping ore by the end of 2026. Work on the expansion of the Magino mill began during 2025, while the Company completed an evaluation of the optimal size of a larger expansion of the Island Gold District given the significant ongoing growth in Mineral Reserves and Resources.
The study was completed earlier this month, with the announcement of the IGD Expansion to 20,000 tpd which is expected to create one of the largest, lowest-cost, and most profitable gold mines in Canada. Following the expected completion of the expansion in 2028, annual production is expected to average 534,000 ounces over the initial 10 years, a 27% increase from the Base Case LOM announced in June 2025, and a 113% increase from 2025, at low mine-site AISC of $1,025 per ounce. The Expansion Study also incorporated a 30% increase in Mineral Reserves to eight million ounces compared to the Base Case LOM Plan, supporting a 19 year mine life.
The expansion has attractive economics with an after-tax IRR of 53% and after-tax NPV of $8.2 billion at the base case gold price of $3,200 per ounce. At a gold price of $4,500 per ounce, the after-tax IRR increases to 69% and after-tax NPV increases to $12.2 billion outlining one of the largest and most valuable gold operations in Canada. Given the significant exploration upside within the main Island Gold structure, and regionally with potential for several higher-grade targets to be incorporated into the expanded operation, there is excellent potential for the value of the Island Gold District to continue to grow (refer to the press release dated February 3, 2026 for more details).
Work on the expansion of the Magino mill began during 2025, with all infrastructure designed to support the larger expansion to 20,000 tpd. With all earthworks and concrete foundation complete, and the steel structure of the new mill building already constructed, the larger IGD Expansion is already well underway and significantly derisked.
Given the previously announced delay in the ramp up of construction of the Lynn Lake project during 2025 due to forest fires in Manitoba, the Company utilized the additional time to re-engineer and optimize the development plan. This included
                                        12

2025 Management’s Discussion and Analysis
incorporating the BT and Linkwood satellite deposits into the project which has significantly extended the mine life to well beyond 20 years, and scaling up the size of the planned mill by 13% to 9,000 tpd, supporting higher rates of production and stronger economics. Construction activities are expected to ramp up starting in the spring of 2026 with initial production expected in the first half of 2029. Lynn Lake is an important component of the Company's strong growth profile with production expected to average 186,000 ounces over its initial 10 years, at low mine-site AISC of $829 per ounce.
Development activities on PDA advanced with procurement of long lead time items and mobilizing the contractor for portal construction and start of underground development. Construction activities are expected to ramp up in 2026 with PDA on track for initial production mid-2027.
From an exploration perspective, it was another successful year across the Company's portfolio of assets. Global Mineral Reserves increased 32% to 15.9 million ounces with grades also increasing 5% to 1.87 g/t Au (265 mt). This marked the seventh consecutive year Mineral Reserves have increased for a cumulative increase of 64%, with grades also increasing 24% over that time frame. The increase was driven by the successful conversion of a large portion of Mineral Resources to Reserves at the Island Gold District.
2026 Outlook
The Company provided three-year production and operating guidance in February 2026, which outlined growing production at declining costs over the next three years. Refer to the Company’s February 4, 2026 guidance press release for a summary of the key assumptions and related risks associated with the comprehensive 2026 guidance and three-year production, cost and capital outlook.
Consolidated production is expected to increase 12% from 2025 (based on the mid-point) to a range of between 570,000 and 650,000 ounces. This is expected to be driven by the ramp up of underground mining rates through the year at Island Gold in conjunction with the completion of the Phase 3+ Shaft Expansion towards the end of 2026, as well as increased mining rates at Young-Davidson. First quarter production is expected to be between 120,000 and 135,000 ounces at AISC slightly above the top end of the first half guidance range of $1,725 per ounce. Production is expected to be higher in the second half of the year driven by the ongoing ramp up of underground mining rates at Island Gold.
Total cash costs and AISC per ounce are expected to be consistent with 2025 for the full year, and trend lower through the year driven by low-cost growth at the Island Gold District. Costs are expected to be above the full year guidance range in the first half of the year, with a significant decrease expected into the second half of 2026 driven by the ramp up of underground mining rates at Island Gold. A further decrease in costs is expected in each of 2027 and 2028.
Gold production is expected to increase to a range of between 650,000 and 730,000 ounces in 2027, a 13% increase from 2026, and 27% increase from 2025. The Island Gold District is expected to drive this growth with 2027 representing the first full year operating from the new shaft infrastructure, supporting higher underground mining rates. The completion of the IGD Expansion in 2028 is expected to drive a further increase in production to a range of 755,000 to 835,000 ounces, representing a 15% increase from 2027 and cumulative 46% increase from 2025.
Further growth is expected into 2029 with initial production from Lynn Lake, and the ramp up of underground mining rates at Island Gold to 3,000 tpd, as outlined in the IGD Expansion Study. By 2030, production is expected to increase to a rate of approximately one million ounces annually.
Total cash costs and AISC in 2027 are expected to decrease 18% and 11%, respectively, from 2026 driven by low-cost growth from the Island Gold District with the completion of the shaft and connecting the Magino mill to low-cost grid power. A further decrease in costs is expected into 2028 with AISC expected to be in the range of between $1,200 and $1,300 per ounce. This represents a 9% decrease from 2027 and nearly 20% decrease from 2025. This is expected to be driven by the first full year of production from PDA in Mexico and a further increase in low-cost production from the Island Gold District with the completion of the IGD Expansion. Costs are expected to continue decreasing into 2029 and 2030 with the ramp up of underground mining rates at Island Gold to 3,000 tpd, as outlined in the IGD Expansion Study, and the start of production from the low-cost Lynn Lake project.
Capital spending in 2026 is expected to increase from 2025 to a range of $850 to $940 million, excluding capitalized exploration of $60 million. This reflects the inclusion of capital for the IGD Expansion, acceleration of certain capital expenditures at the Canadian mine-sites, and ongoing inflation. Capital spending is expected to decline slightly in 2027 with increased spending at Lynn Lake offset by lower spending on PDA and the Island Gold District. In 2028, capital spending is expected to decrease approximately 24% compared to 2027 as the IGD Expansion is completed. A more significant decrease is expected into 2029 and 2030 with the completion of construction at Lynn Lake.
The 2026 global exploration budget has increased to a record $97 million, a 35% increase from the 2025 budget of $72 million reflecting significant exploration success across its assets. This includes expanded budgets at each of the Island Gold District, Young-Davidson and Lynn Lake. The Island Gold District remains the largest portion of the budget with $43 million planned for 2026, following up on another year of substantial Mineral Reserve growth.
Cash taxes attributable to the Mulatos District and Canadian operations are expected to total between $160 and $180 million globally in 2026 based on a budgeted gold price of $4,000 per ounce, with approximately half of this amount expected to be paid in the first quarter. Mexico will comprise approximately 65% of global cash taxes. Given the rapid increase in gold prices over the past two years, existing tax pools in Canada are being utilized at a faster pace with more substantial taxes to be paid in Canada in 2026 compared to the previous years.
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2025 Management’s Discussion and Analysis
Additionally, as previously guided, the Company's cash flow during 2026 will be impacted by the planned delivery of 12,255 ounces into the gold prepayment facility. The ounces will be delivered monthly in the first half of 2026 (approximately 2,043 ounces per month) and recorded as revenue based on the prepay price of $4,166 per ounce. There will be no cash flow associated with the sale of these ounces in 2026, with proceeds already received in 2025. Proceeds from the prepay and $63.5 million of cash were used to repurchase and eliminate legacy Argonaut hedges which totaled 50,000 ounces in the first half of 2026.
The Company remains well positioned to fund its high-return growth projects internally with strong ongoing free cash flow, $623.1 million of cash and cash equivalents at the end of 2025, and approximately $1.2 billion of total liquidity. At current gold prices, the Company expects to continue generating strong free cash flow while funding its growth projects, with significant increases following the completion of the Phase 3+ Shaft Expansion in 2026, PDA in 2027, IGD Expansion in 2028 and Lynn Lake in 2029. The Company also remains focused on shareholder returns. Given the strong free cash flow being generated, the Company increased its quarterly dividend by 60% to $0.04 per share, starting in the first quarter of 2026, while continuing to assess opportunities to be active on its share buyback.
                                        14

2025 Management’s Discussion and Analysis
Island Gold District

The Island Gold District is comprised of the adjacent Island Gold and Magino mines, located just east of the town of Dubreuilville, Ontario, Canada, 83 kilometres (“km”) northeast of Wawa. Alamos holds 100% of all mining titles related to the Island Gold District, which comprises approximately 58,921 hectares ("ha"). The Island Gold mine began production in October 2007. The Magino mine declared commercial production in the fourth quarter of 2023.
Island Gold District Financial and Operational Review (6)

	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
Gold production (ounces)	60,000	55,600	250,400	188,000
Gold sales (ounces)	62,002	56,100	241,359	183,441
Financial Review (in millions)
Operating Revenues	$258.1	$148.1	$833.9	$444.3
Cost of sales (1)	$93.0	$70.1	$344.2	$206.1
Earnings from operations	$163.1	$76.6	$483.9	$232.5
Cash provided by operating activities	$164.5	$83.2	$535.0	$257.0
Capital expenditures (sustaining) (2)	$23.7	$18.1	$83.2	$60.0
Lease payments (sustaining) (2),(5)	$3.9	$5.2	$16.5	$10.6
Capital expenditures (growth) (2)	$75.0	$81.2	$228.3	$203.5
Capital expenditures (capitalized exploration) (2)	$4.4	$3.9	$18.5	$14.6
Mine-site free cash flow (2),(5)	$61.4	($20.0)	$205.0	($28.0)
Cost of sales, including amortization per ounce of gold sold (1)	$1,500	$1,250	$1,426	$1,124
Total cash costs per ounce of gold sold (2)	$1,164	$911	$1,044	$804
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,626	$1,342	$1,473	$1,199
Island Gold Mine
Underground Operations
Tonnes of ore mined	106,400	112,980	451,672	396,686
Tonnes of ore mined per day	1,157	1,228	1,237	1,084
Average grade of gold (4)	10.61	11.05	11.44	12.39
Metres developed	1,539	1,914	7,597	6,626
Island Gold Mill Operations (9)
Tonnes of ore processed	108,160	110,096	342,334	392,460
Tonnes of ore processed per day	1,176	1,197	1,160	1,072
Average grade of gold (4)	10.71	11.19	11.61	12.47
Contained ounces milled	37,226	39,614	127,804	157,379
Average recovery rate	98%	98%	98%	98%
Magino Mine
Open Pit Operations
Tonnes of ore mined - open pit (7)	1,526,445	1,020,260	5,465,033	1,838,496
Tonnes of ore mined per day	16,592	11,090	14,973	10,689
Total waste mined - open pit (8)	2,650,693	3,877,170	13,754,912	6,759,562
Total tonnes mined - open pit	4,177,138	4,897,430	19,219,944	8,598,059
Waste-to-ore ratio (8)	1.74	3.96	2.52	4.18
Average grade of gold (4)	0.83	0.73	0.82	0.81
Magino Mill Operations (10)
Tonnes of ore processed	793,541	615,076	3,004,449	1,165,551
Tonnes of ore processed per day	8,625	6,686	8,231	6,776
Average grade of gold processed (4)	1.11	0.89	1.34	0.91
Contained ounces milled	28,386	17,571	129,385	33,941
Average recovery rate	95%	94%	95%	95%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” section of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative expense and corporate share-based compensation expense.
(4)Grams per tonne of gold.
(5)Mine-site free cash flow does not include lease payments which are classified as cash flows used in financing activities on the consolidated financial statements.
(6)Comparative figures reflect the inclusion of the Magino Mine as of its acquisition on July 12, 2024.
(7)Includes ore stockpiled during the periods.
(8)Total waste mined includes operating waste and capitalized stripping.
(9)Island Gold average milling rates exclude the period where mill was on care and maintenance between July 16 and September 23, 2025.
(10)Magino mill results include the processing of open pit ore from Magino and excess underground ore not processed within the Island Gold mill.
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2025 Management’s Discussion and Analysis
The Island Gold District produced 60,000 ounces in the fourth quarter of 2025, an 8% increase from the prior year period reflecting higher tonnes processed. Fourth quarter production was down from the third quarter and below plan due to lower underground mining rates as well as reduced mill throughput. For the full year, the Island Gold District produced 250,400 ounces, slightly below the low-end of revised annual guidance.
Island Gold Operational Review
Underground mining rates averaged 1,157 tpd in the fourth quarter, a 6% decrease from the prior year period and slightly below full year guidance reflecting additional rehabilitation work related to the seismic event in October, as well as downtime in late December due to severe winter weather. Severe snowstorms and subsequent road closures prevented delivery of supplies and access to site by personnel and emergency services. This required a stand down of underground mining operations for three days. For the full year, underground mining rates averaged 1,237 tpd, a 14% increase compared to the prior year and within the annual guidance range.
The majority of the underground rehabilitation work was completed during the quarter but was more extensive than originally anticipated, which impacted mining rates. With substantial progress made through the end of November, underground mining rates improved to average 1,220 tpd for the month of December. Excluding the impact of the three days of weather-related downtime near the end of the quarter, mining rates would have averaged approximately 1,350 tpd in December. Rehabilitation work required for the ramp up of mining rates through 2026 as part of the Phase 3+ Shaft Expansion has been substantially completed. Mining rates are expected to increase to average approximately 1,400 tpd in the first quarter, and continue increasing to average 2,000 tpd by the end of 2026, coinciding with the completion of the shaft infrastructure. A further increase to 2,400 tpd is expected early in 2027.
Underground grades mined averaged 10.61 g/t Au for the fourth quarter and 11.44 g/t Au for the full year, both in line with guidance. In 2026, grades are expected to increase through the year from 9.0 g/t Au in the first quarter to 11.5 g/t Au in the fourth quarter and average close to the Mineral Reserve grade for the year.
The Island Gold mill throughput averaged 1,176 tpd for the fourth quarter, consistent with mining rates. Mill throughput averaged 1,160 tpd for the full year, slightly below mining rates, with excess underground ore being processed at the Magino mill. Mill recoveries averaged 98% for the fourth quarter and full year, slightly above guidance.
As outlined in the IGD Expansion Study, the Island Gold mill will continue operating until early 2028 and process approximately 1,265 tpd of higher grade underground ore. The remaining underground ore mined beyond the Island Gold mill capacity will be blended at increasing rates with open pit ore and processed within the Magino mill. The Island Gold mill is expected to be shut down early 2028, after the completion of the larger Magino mill expansion to 20,000 tpd, when all underground and open pit ore will be processed within the larger and more cost-effective Magino mill.
Magino Operational Review
Total mining rates averaged 45,404 tpd during the fourth quarter. This included 16,592 tpd of ore, a 50% increase from the prior year period and above full year guidance. For the full year, ore mined averaged 14,973 tpd, in line with guidance. Grades mined of 0.83 g/t Au for the fourth quarter and 0.82 g/t Au for the full year were both consistent with annual guidance.
Milling rates averaged 8,625 tpd in the fourth quarter, up slightly from the third quarter and 29% higher than the prior year period. For the full year, milling rates averaged 8,231 tpd, below annual guidance. Through most of the quarter, milling rates averaged more than 9,000 tpd before being impacted by the above noted severe winter weather issues late in December. Additionally, an earlier than planned replacement of the liner within the discharge end of the SAG mill reduced mill throughput during the quarter.
The weather-related road closures impacted the regular delivery of compressed natural gas ("CNG") to the CNG plant, which currently supplies the mill with power. This resulted in three days of downtime to the mill. Excluding this impact, milling rates would have averaged nearly 9,000 tpd, a 7% improvement from the third quarter.
As part of the Phase 3+ Shaft Expansion, the Magino mill is expected to be connected to grid power in late 2026, which will eliminate the reliance on CNG going forward. The connection to lower cost grid power will not only provide a more reliable source of power, but also drive processing costs lower.
In addition to the improvements resulting from the connection to grid power, the Company has completed a restructuring of the maintenance and mill operating management teams, and continues to work with third-party specialists to implement additional modifications to improve reliability. This includes the addition of a temporary crusher during the first quarter to provide supplemental crushed ore feed after the existing secondary crusher arrangement. These modifications are expected to drive improved milling rates into the second quarter, with a further increase to consistent levels of 10,000 tpd from the third quarter onward.
As outlined in the IGD Expansion Study, further improvements are planned for the existing crushing and conveying circuit as part of a larger expansion to 20,000 tpd. These include the addition of a gyratory crusher, ore bins, and a new truck dump configuration allowing for the direct tipping of ore. In addition to the connection to grid power, these changes will significantly improve the performance of the existing crushing circuit by reducing ore rehandling and ensuring more consistent and higher ore flow to the mill.
Grades processed of 1.11 g/t Au during the fourth quarter were slightly above the annual guidance and reflect the inclusion of 5,000 tonnes of higher grade underground ore during the quarter. Combined grades from underground and open pit ore processed in the Magino mill during the full year were 1.34 g/t Au. Recoveries for the fourth quarter and full year were 95%, consistent with annual guidance.
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2025 Management’s Discussion and Analysis
Island Gold District Financial Review
Revenues of $258.1 million in the fourth quarter were 74% higher than the prior year period, driven by higher realized gold prices and an increase in ounces sold reflecting higher tonnes processed from the Island Gold District. Similarly, revenues of $833.9 million for the full year were 88% higher than the prior year, primarily due to higher realized gold prices and increased ounces sold.
Cost of sales of $93.0 million in the fourth quarter and $344.2 million for the full year were 33% and 67% higher than the prior year periods, respectively, due to higher ounces sold and increased unit costs.
Total cash costs of $1,164 per ounce and mine-site AISC of $1,626 per ounce in the fourth quarter were higher than the prior year period, driven by a higher proportion of production from Magino, increase in royalty expense, and increases in maintenance and contractor costs. Total cash costs and mine-site AISC were above the revised annual guidance range, driven by lower mill throughput at Magino, lower mining rates at Island Gold, and higher royalty expense. For the full year, total cash costs of $1,044 per ounce and mine-site AISC of $1,473 per ounce were above the revised annual guidance range, driven by lower production at Magino and higher underground mining costs.
Total capital expenditures were $107.0 million in the fourth quarter, including $23.7 million of sustaining capital, $3.9 million of sustaining lease payments, and $4.4 million of capitalized exploration. Growth capital spending of $75.0 million was primarily focused on the Phase 3+ Shaft Expansion, including shaft site infrastructure, paste plant, mill expansion, and underground development. Work on the 1350 level shaft station continued during the fourth quarter with the overall shaft sink scheduled to be completed by the end of the first quarter of 2026, and initial skipping of ore from the shaft infrastructure expected in the fourth quarter of 2026. Capital expenditures, inclusive of capitalized exploration, totaled $346.5 million for the full year, lower than the revised guidance range due to timing of spend.
The Island Gold District generated strong mine-site free cash flow of $61.4 million in the fourth quarter and a record $205.0 million for the full year, net of the significant capital investment related to the Phase 3+ Shaft Expansion and exploration. At current gold prices, the Island Gold District is expected to continue generating strong free cash flow while funding the expansion of the operation and a robust exploration program, with significant free cash flow growth expected in 2027 onwards.
                                        17

2025 Management’s Discussion and Analysis
Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling approximately 18,700 ha and is situated on the site of two past producing mines. The Young-Davidson mine declared commercial production in 2013 and has since produced over two million ounces of gold.
Young-Davidson Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
Gold production (ounces)	41,400	45,700	153,400	174,000
Gold sales (ounces)	42,287	45,441	153,382	173,274
Financial Review (in millions)
Operating Revenues	$176.8	$120.5	$534.1	$415.3
Cost of sales (1)	$74.6	$65.9	$270.1	$261.9
Earnings from operations	$100.9	$53.7	$260.6	$207.5
Cash provided by operating activities	$122.9	$71.6	$343.5	$227.0
Capital expenditures (sustaining) (2)	$25.3	$10.6	$59.1	$45.7
Capital expenditures (growth) (2)	$7.3	$8.7	$24.8	$34.5
Capital expenditures (capitalized exploration) (2)	$0.6	$2.0	$9.7	$5.9
Mine-site free cash flow (2)	$89.7	$50.3	$249.9	$140.9
Cost of sales, including amortization per ounce of gold sold (1)	$1,764	$1,450	$1,761	$1,511
Total cash costs per ounce of gold sold (2)	$1,234	$955	$1,244	$1,047
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,835	$1,191	$1,633	$1,314
Underground Operations
Tonnes of ore mined	655,972	738,717	2,586,691	2,786,639
Tonnes of ore mined per day	7,130	8,030	7,087	7,614
Average grade of gold (4)	2.10	2.10	2.01	2.08
Metres developed	2,002	1,953	8,137	8,274
Mill Operations
Tonnes of ore processed	746,153	746,709	2,705,669	2,806,192
Tonnes of ore processed per day	8,110	8,116	7,413	7,667
Average grade of gold (4)	1.92	2.10	1.94	2.08
Contained ounces milled	46,019	50,325	168,373	187,321
Average recovery rate	90%	91%	91%	91%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” section of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative expense and corporate share-based compensation expense.
(4)Grams per tonne of gold.
Operational review
Young-Davidson produced 41,400 ounces of gold in the fourth quarter, 9% higher than the third quarter driven by an increase in tonnes and grades processed. Relative to the prior year period, production decreased 9% driven by lower mining rates. Production for the full year totaled 153,400 ounces, below revised guidance, and the prior year, due to lower mining rates and grades.
Mining rates averaged 7,130 tpd in the fourth quarter, below the prior year period and annual guidance reflecting severe winter weather conditions late in December, rehabilitation work required on one of three ore passes, and the failure of a small portion of a paste plug underground. For the full year, mining rates averaged 7,087 tpd, below the prior year and annual guidance.
Mining rates are expected to increase to average 7,600 tpd in the first quarter of 2026 reflecting additional ore pass availability and capacity. A new ore pass is also being commissioned during the first quarter, such that four will be available by the second quarter. This is expected to provide additional operational flexibility and support increased mining rates of approximately 8,000 tpd in the second quarter and through the rest of the year.
Grades mined of 2.10 g/t Au for the fourth quarter were consistent with the prior year period but lower than planned due to higher mining dilution within the stope impacted by the paste plug failure. Prior to this issue, grades mined averaged 2.20 g/t Au in October and November. Grades mined of 2.01 g/t Au for the full year were 3% lower than the prior year and slightly below the annual guidance range.
                                        18

2025 Management’s Discussion and Analysis
Milling rates averaged 8,110 tpd in the fourth quarter, consistent with the prior year period and above mining rates with low-grade stockpiled ore processed given the excess mill capacity. For the full year, milling rates averaged 7,413 tpd, 3% lower than the prior year. Milled grades averaged 1.92 g/t Au for the fourth quarter and 1.94 g/t Au for the full year, lower than mined grades reflecting the contribution of lower grade stockpiled ore. Mill recoveries averaged 90% for the fourth quarter and 91% for the full year, in-line with annual guidance.
Financial Review
Revenues increased to $176.8 million in the fourth quarter, 47% higher than the prior year period, driven by higher realized gold prices, partially offset by lower ounces sold. For the full year, revenues of $534.1 million were 29% higher than the prior year, driven by the same factors.
Cost of sales of $74.6 million in the fourth quarter were 13% higher than the prior year period, reflecting a higher royalty expense, ongoing labour inflation, and lower grades processed, partially offset by lower ounces sold. Cost of sales of $270.1 million for the full year were 3% higher than the prior year, driven by the same factors.
Fourth quarter total cash costs of $1,234 per ounce and mine-site AISC of $1,835 per ounce were higher than the prior year period, primarily due to lower grades processed, higher royalty expense, and ongoing labour inflation. The increase in mine-site AISC was also impacted by higher sustaining capital expenditures, as planned, over less ounces sold. Total cash costs of $1,244 per ounce and mine-site AISC of $1,633 per ounce for the full of year were higher than the prior year, driven by the same factors.
Capital expenditures in the fourth quarter totaled $33.2 million, including $25.3 million of sustaining capital and $7.3 million of growth capital. Additionally, $0.6 million was invested in capitalized exploration during the quarter. Capital expenditures, inclusive of capitalized exploration, totaled $93.6 million for the full year, slightly higher than annual guidance.
Young-Davidson continues to generate strong ongoing mine-site free cash flow, including a record $89.7 million in the fourth quarter and $249.9 million for the full year, surpassing the previous annual record of $140.9 million. With a 14-year Mineral Reserve life, the operation is well-positioned to generate strong ongoing free cash flow over the long-term.
                                        19

2025 Management’s Discussion and Analysis
Mulatos District

The Mulatos District (Mulatos and La Yaqui Grande mines) is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of approximately 34,364 ha of mineral concessions within the Mulatos District. The Mulatos mine achieved commercial production in 2006, with La Yaqui Grande commencing operations in June 2022.
Mulatos District Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
Gold production (ounces)	40,100	38,900	141,600	205,000
Gold sales (ounces)	37,858	39,717	136,489	203,519
Financial Review (in millions)
Operating Revenues	$160.4	$107.2	$485.8	$487.3
Cost of sales (1)	$51.4	$64.9	$194.7	$283.1
Earnings from operations	$108.1	$39.9	$283.7	$191.1
Cash provided by operating activities	$103.5	$58.7	$251.6	$260.0
Capital expenditures (sustaining) (2)	$0.5	$1.3	$2.3	$4.4
Capital expenditures (growth) (2)	$8.1	$2.4	$15.1	$8.2
Capital expenditures (capitalized exploration) (2)	$2.6	$1.6	$12.7	$7.5
Mine-site free cash flow (2)	$92.3	$53.4	$221.5	$239.9
Cost of sales, including amortization per ounce of gold sold (1)	$1,358	$1,634	$1,426	$1,391
Total cash costs per ounce of gold sold (2)	$885	$1,113	$947	$935
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$946	$1,198	$1,018	$1,001
La Yaqui Grande Mine
Open Pit Operations
Tonnes of ore mined - open pit	1,071,540	965,182	4,078,875	3,951,240
Total waste mined - open pit	4,221,982	4,188,162	16,337,196	16,185,032
Total tonnes mined - open pit	5,293,522	5,153,345	20,416,071	20,136,272
Waste-to-ore ratio	3.94	4.34	4.01	4.10
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,091,255	991,160	4,141,466	3,960,225
Average grade of gold processed (4)	1.30	0.93	1.26	1.27
Contained ounces stacked	45,438	29,484	168,365	161,205
Average recovery rate	69%	98%	64%	98%
Ore crushed per day (tonnes)	11,900	10,800	11,300	10,800
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” section of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative expense and corporate share-based compensation expense.
(4)Grams per tonne of gold.
Mulatos District Operational Review
Production totaled 40,100 ounces in the fourth quarter, an 8% increase from the third quarter, reflecting strong stacking rates and the recovery of previously stacked ounces on the leach pad. Production for the full year totaled 141,600 ounces, in line with the revised annual guidance which had been increased in October 2025, reflecting the strong ongoing performance from La Yaqui Grande.
La Yaqui Grande produced 31,200 ounces in the fourth quarter, and 107,300 ounces for the full year, exceeding initial expectations as a result of higher than planned stacking rates. Stacking rates averaged 11,900 tpd in the fourth quarter and 11,300 tpd for the full year, exceeding annual guidance. Grades stacked averaged 1.30 g/t Au during the fourth quarter and 1.26 g/t Au for the full year, consistent with annual guidance. Recovery rates of 69% in the fourth quarter and 64% for the full year were lower than prior year periods and slightly below guidance reflecting the timing of the recovery of ounces stacked on the pad over the past few quarters.
Mulatos commenced residual leaching in December 2023 and produced 8,900 ounces in the fourth quarter and 34,300 ounces for the full year.
                                        20

2025 Management’s Discussion and Analysis
Mulatos District Financial Review
Revenues of $160.4 million in the fourth quarter were 50% higher than the prior year period, reflecting higher realized gold prices, partially offset by lower ounces sold. For the full year, revenues of $485.8 million were consistent with the prior year, reflecting lower ounces sold, offset by higher realized gold prices.
Cost of sales of $51.4 million in the fourth quarter were 21% lower than the prior year period, driven by lower ounces sold. For the full year, cost of sales were $194.7 million, 31% lower than the prior year, also driven by lower ounces sold.
Total cash costs of $885 per ounce and mine-site AISC of $946 per ounce in the fourth quarter were lower than the prior year period reflecting higher grades stacked and a higher contribution of lower cost production from La Yaqui Grande. For the full year, total cash costs were $947 per ounce and mine-site AISC were $1,018 per ounce were consistent with prior year and in-line with annual guidance.
Capital expenditures totaled $11.2 million in the fourth quarter, including $0.5 million of sustaining capital and $2.6 million of capitalized exploration. Growth capital spending of $8.1 million was primarily related to procurement activities, detailed engineering, and earthworks on the mill foundation for PDA. For the full year, capital spending totaled $30.1 million, including $2.3 million of sustaining capital and $12.7 million of capitalized exploration, in-line with revised annual guidance. Spending on PDA is expected to increase significantly in 2026, with the ramp up of construction activities. The majority of the remainder of the total initial capital estimate of $165 million will be spent in 2026 with first production on track for mid-2027.
The Mulatos District generated record mine-site free cash flow of $92.3 million in the fourth quarter, 73% higher than the prior year period, driven by higher realized gold prices and lower costs. Mine-site free cash flow was $221.5 million for the full year, 8% lower than the prior year, reflecting lower gold sales and higher cash taxes. The strong free cash flow generation was net of $19.1 million of cash tax payments in the fourth quarter, and $99.5 million in the year, primarily related to 2024 income and mining taxes payable, and 2025 income tax installments. Given the strong ongoing profitability of the operation in 2025, the Company expects cash tax payments in 2026 to increase approximately 10% from 2025 based on a budgeted gold price of $4,000 per ounce. This includes the 2025 year end tax payment due in the first quarter, which is expected to be approximately $50 million.
                                        21

2025 Management’s Discussion and Analysis
Fourth Quarter 2025 Development Activities

Island Gold District (Ontario, Canada)
Phase 3+ Shaft and IGD Expansion
In 2022, the Company announced the Phase 3+ Shaft Expansion at Island Gold to 2,400 tpd from the current rate of 1,200 tpd, which includes various infrastructure investments. These include the installation of a shaft, paste plant, as well as accelerated development to support the higher mining rates. Following the completion of the expansion late in 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower. As at December 31, 2025, 91% of the total growth capital has been spent and committed on the Phase 3+ Shaft Expansion.
On June 23, 2025, the Company announced the Base Case LOM Plan, which outlined 2,400 tpd underground and 10,000 tpd open pit operations feeding a 12,400 tpd mill. With the continued exploration success and growth of both orebodies at the Island Gold District, the Company announced the IGD Expansion Study on February 3, 2026. The new Study outlined a larger, long-life, low-cost mine with an average annual gold production of 534,000 ounces over the initial 10 years (starting in 2028) at average mine-site AISC of $1,025 per ounce. The IGD Expansion growth capital of $542 million will be spent on the expansion of the Magino mill to 20,000 tpd, accelerated underground development, and mobile equipment to support higher underground and open pit mining rates of 3,000 tpd and 17,000 tpd, respectively. Including remaining spend on the Phase 3+ Shaft Expansion, total growth capital is estimated at $704 million, most of which will be spent over the next three years.
As outlined in the IGD Expansion Study, the Island Gold mill will continue operating and will be dedicated to processing approximately 1,265 tpd of higher grade underground ore until the expected completion of the Magino mill expansion in first quarter of 2028. The remaining underground ore mined, beyond the Island mill capacity of 1,265 tpd, will be blended at increasing rates with open pit ore and processed within the Magino mill.
During the fourth quarter of 2025, the Company spent $75.0 million in growth capital at the Island Gold District, primarily on the Phase 3+ Shaft Expansion and underground development. Progress on the Phase 3+ Shaft Expansion during the fourth quarter is summarized as follows:
•Shaft sinking advanced to a depth of 1,350 m, or 98% of the planned depth of 1,379 m
•Advanced development activities on the loading pocket at shaft bottom
•Progressed mechanical and electrical outfitting for the water handling facility and shaft bin house
•Magino mill expansion to 20,000 tpd advancing with concrete foundation, mill building steel installation, and cladding activities underway
•Paste plant construction progressing on plan with expected completion in second quarter of 2026 and commissioning in the fourth quarter
•Completed concrete foundation for new administrative complex, with main structural steel installment and cladding underway
•Lateral development in support of higher mining rates ramp up through 2026
•Work advanced on the 115kV power line project in partnership with the Batchewana First Nation, including substantial completion of tree clearing and substation construction activities
The Phase 3+ Shaft Expansion is on schedule to be completed in the fourth quarter of 2026, and the IGD Expansion to 20,000 tpd is expected to be completed early in 2028.

(in US$M) Growth capital (including indirects and contingency)	P3+ Estimate June 2025[1]	Spent to date[1,2]	Committed to date[1]	% of Spent & Committed
Shaft & Shaft Surface Complex	324	263	29	90%
Mill Expansion[3]	67	64	29	139%
Paste Plant	60	48	4	87%
Power Upgrade[4]	38	46	3	129%
General Indirect Costs	91	76	4	88%
Total Growth Capital	$580	$497	$69	98%

Underground Equipment, Infrastructure & Accelerated Development	255	198	—	78%
Total Growth Capital (including Accelerated Spend)	$835	$695	$69	91%
1.Reflects updated initial capital estimates released in June 2025 as part of the Base Case LOM Plan, based on USD/CAD exchange $0.73:1 in 2025 and $0.74:1 in 2026 and 2027. Spent to date based on average USD/CAD of $0.73:1 since the start of 2022. Committed to date based on the spot USD/CAD rate as at December 31, 2025 of $0.73:1.
2.Amount spent to date accounted for on an accrual basis, including working capital movements.
3.Includes components for Magino mill expansion to 20,000 tpd which were not included in P3+ Estimate.
4.Power upgrade spent to-date is on a 100% basis and does not reflect partner’s contributions.
                                        22

2025 Management’s Discussion and Analysis
Island Gold shaft site area - February 2026
Island Gold paste plant - February 2026

                                        23

2025 Management’s Discussion and Analysis
Island Gold 1350L shaft station (depth of 1,350 m) - January 2026
Magino mill expansion - February 2026
                                        24

2025 Management’s Discussion and Analysis
Lynn Lake (Manitoba, Canada)
On January 13, 2025, the Company announced a positive construction decision on the Lynn Lake project. With the approval of the Closure Plan in January 2025, the required permitting and pre-construction conditions have been met allowing for the start of construction on the Lynn Lake project. During the first quarter of 2025, the Company also signed an Impact Benefit Agreement ("IBA") with Mathias Colomb Cree Nation. The Company now has IBAs in place with both of the First Nation communities proximal to the Lynn Lake project.
In February 2025, an internal economic study and development plan was released on the BT and Linkwood satellite deposits located in proximity to the Lynn Lake project. The BT and Linkwood deposits are expected to provide a source of additional mill feed to the Lynn Lake project, extending the combined mine life of the project to 27 years (from 17), increase longer term rates of production, and enhance the overall economics.
Given the impact of wildfires and evacuation orders in Northern Manitoba in 2025, the planned ramp up of construction activities on the Lynn Lake project was delayed. With the evacuation order lifted, the project team returned to site late in 2025. Limited construction activities are planned during the winter months with construction activities expected to resume during the spring of 2026, which is the more cost-effective and lower risk approach.
With the delays in ramping up construction activities and significantly longer mine life, incorporating the BT and Linkwood deposits, the Company has re-engineered and optimized a number of elements within the broader Lynn Lake development plan. This includes several scope changes, most notably increasing the mill capacity by 13% to 9,000 tpd, driving production higher and stronger economics.
Reflecting scope changes to support a larger operation, three years of inflation since the 2023 Feasibility Study, and the longer construction timeline due to the 2025 wildfires, initial capital for the project has increased to $937 million, with $871 million remaining to be spent as of the start of 2026. This is up from $632 million in the 2023 Feasibility Study which was based on 2022 costing.
The updated parameters for the Lynn Lake project, incorporating the revised capital, larger Mineral Reserve base including BT and Linkwood, and increased mill throughput, are as follows:
•Average annual production of 186,000 ounces over the initial 10 years
•Low mine-site AISC of $829 per ounce over the initial 10 years ($1,039 per ounce over the life of mine)
•Long mine life of 25 years with total production of three million ounces (based on Mineral Reserves at the end of 2024)
•Attractive economics with significant near-mine and regional exploration upside
Capital spending on the Lynn Lake project in 2026 is expected to be between $140 and $160 million, a decrease from the previous 2026 guidance reflecting the delay in construction ramp up. Spending is expected to be second half-weighted with a gradual ramp up in the first half of the year. Construction activities in 2026 include permanent camp construction, bulk earthworks, power infrastructure upgrades, and orders for long lead-time items.
The majority of initial capital will be spent in 2027 and 2028, with first production expected in the first half of 2029. With attractive economics and significant exploration upside, the Lynn Lake project is a key component of the Company’s leading high-return organic growth profile.
Development spending (excluding exploration) was $9.8 million in the fourth quarter of 2025, primarily on procurement, process design engineering, site remobilization and preparation, and project owner's team. For the full year, development spending (excluding exploration) was $49.8 million, with spending to ramp up in 2026.
PDA (Sonora, Mexico)
On September 4, 2024, the Company reported the results of the development plan for the PDA project located within the Mulatos District. PDA is a higher-grade underground deposit adjacent to the Mulatos open pit and will benefit from the use of existing crushing infrastructure from Cerro Pelon, supporting lower initial capital and project execution risk.
On January 29, 2025, the Company announced it has been granted approval of an amendment to its existing environmental impact assessment (Manifestación de Impacto Ambiental) by Mexico’s Secretariat of Environment and Natural Resources, allowing for the start of construction on the PDA project. Total initial capital estimate of $165 million remains unchanged with the majority of spending expected in 2026, and first production on track for mid-2027.
As outlined in the 2024 development plan, PDA is expected to produce an average of 127,000 ounces per year over the first four years and 104,000 ounces over the current mine life (based on Mineral Reserves as at December 31, 2023). Total cash costs are expected to average $921 per ounce and mine-site AISC $1,003 per ounce, consistent with the Company’s overall low cost structure.
Reflecting the low cost structure and low initial capital, PDA is expected to be a high-return project with significant exploration upside. Based on the development plan released in September 2024, PDA has an estimated after-tax IRR of 46% and after-tax NPV (5%) of $269 million using base case gold price assumption of $1,950 per ounce and a MXN/USD foreign exchange rate of 18:1. Using a $2,500 per ounce gold price, PDA's after-tax IRR increases to 73%, and after-tax NPV (5%) increases to $492 million.
Development spending (excluding exploration) was $8.1 million in the fourth quarter of 2025, primarily focused on procurement activities, detailed engineering and earthworks. For the full year, development spending (excluding exploration) was $15.1 million.
                                        25

2025 Management’s Discussion and Analysis
Fourth Quarter 2025 Exploration Activities

Island Gold District (Ontario, Canada)
Total exploration expenditures during the fourth quarter of 2025 were $6.4 million, of which $4.4 million was capitalized. For 2025, the Company incurred exploration expenditures of $24.3 million, of which $18.5 million was capitalized. A primary focus of the 2025 drill program was the conversion of a portion of the large Mineral Resource base to Mineral Reserves to be included in the Island Gold District Expansion Study released in February 2026.
The program was successful on a number of fronts with total Mineral Reserves within the Island Gold District increasing to 8.3 million ounces grading 2.01 g/t Au (128 mt) within the 2025 year end update. This represents a 93% increase from the end of 2024 reflecting the successful conversion of Mineral Resources to Reserves. This included a 125% increase in underground Mineral Reserves to 5.1 million ounces grading 10.61 g/t Au (15.1 mt), and a 56% increase in open pit Mineral Reserves to 3.1 million ounces, grading 0.86 g/t Au.
A total of 46,889 m of underground drilling was completed in 180 holes in 2025 with a focus on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure. Additionally, 14,609 m of surface exploration drilling was completed in 15 holes targeting the area between the Island Gold and Magino deposits, as well as the down-plunge extension of the Island Gold deposit, below a depth of 1,500 m.
Additionally, a total of 33,964 m of underground delineation drilling was completed in 117 holes, and 12,269 m of surface delineation drilling was completed in 12 holes at Island Gold in 2025. A further 22,390 m of surface delineation drilling was completed in 51 holes at Magino. Delineation drilling within both deposits was focused on the conversion of a portion of the large Mineral Resource base to Mineral Reserves.
During the fourth quarter, 13,507 m of underground exploration drilling was completed in 55 holes, and 2,668 m of surface directional exploration drilling was completed in four holes at Island Gold. Additionally, 963 m of underground delineation drilling was completed in seven holes, focused on infill drilling to convert Mineral Resources to Mineral Reserves. Further, a total of 49 m of underground exploration drift development was completed during the fourth quarter.
As part of the regional exploration program, 4,679 m drilling was completed in 12 holes during the fourth quarter. The program focused on stepping out from high-grade mineralization intersected at the Cline-Pick deposit located approximately seven kilometres northeast of the Island Gold mine. A total of 11,060 m drilling was completed in 36 holes as part of regional exploration program at the Island Gold District in 2025.
The Company provided a comprehensive exploration update on February 2, 2026 on its continued exploration success at Island Gold. Exploration drilling continues to extend high-grade gold mineralization across the Island Gold Deposit, as well as within several hanging wall and footwall structures, and delineation drilling continues to support the conversion of high-grade Mineral Resources to high-grade Mineral Reserves.
Regional drilling within the past producing Cline-Pick Mines continues to extend high-grade gold mineralization beyond the extent of previous mining. The targets are open in multiple directions, including at depth, with the deepest holes drilled to date down to a vertical depth of only 540 m. By comparison, the deepest holes within the main Island Gold structure have intersected high-grade mineralization beyond depths of 1,600 m. The past-producing Cline-Pick and Edwards mines are within seven kilometres of the Magino mill by existing road and are being targeted as potential sources of additional higher-grade mill feed within a larger expansion.
As previously reported, one of the highlight intersections from Cline-Pick is drill hole 25IGX128, which targeted a 300 m gap in drilling, at approximately 430 m depth from surface, where a moderate east plunging ore shoot is associated with a subvertical east-west trending shear zone.
Within proximity to the shear zone, extensional veins hosting high-grade gold mineralization were intersected. As interpreted from the core angles and vein margins, a first extensional vein was drilled at a low-angle to core axis dip and intersected 15.28 g/t Au over 5.52 m. As a result, true width is estimated to be 10-20% of core length.
A second milky white vein with >75 occurrences of coarse visible gold was intersected which returned a composite interval of 178.07 g/t Au over 3.54 m. The vein has been interpreted as a moderate-steeply dipping shear-vein, with true width estimated at approximately 50% of core length.
Drilling is underway to follow up these intersections and step out within the shear zone to further define geometry and orientations of both the shear and the veins, as well as to determine the controls on gold mineralization. The hole represents one of the deeper holes drilled at Cline-Pick, with the main structure remaining open at depth and along strike.
Young-Davidson (Ontario, Canada)
Total exploration expenditures during the fourth quarter of 2025 were $1.9 million, of which $0.6 million was capitalized. For 2025, exploration expenditures totaled $13.1 million, of which $9.7 million was capitalized. The 2025 program included 25,600 m
                                        26

2025 Management’s Discussion and Analysis
of underground exploration drilling focused on extending mineralization in the syenite, and continuing to evaluate and expand on the newly defined hanging wall zones.
To support the 2025 exploration program, 500 m of underground exploration development was planned for 2025, which included approximately 400 m to establish a hanging wall exploration drift to the south, from the 9620 level. By the end of the fourth quarter, 448 m had been completed in the hanging wall drift. This will allow for drill platforms with more optimal locations and orientations to test the higher grade mineralization discovered in the hanging wall.
During the fourth quarter, 12,786 m of underground exploration drilling was completed in 36 holes across multiple levels utilizing up to five drill rigs. Drilling is targeting syenite-hosted mineralization, as well as continuing to test mineralization in the hanging wall sediments and mafic-ultramafic stratigraphy. For the full year, 34,080 metres of exploration drilling was completed in 81 holes. Of the 81 holes drilled in 2025, more than half were completed in the latter part of year and after the cut off date for year-end 2025 Mineral Reserve and Resource reporting.
Drilling from the 9305-level and 9440-level ("YD South Zone") in 2025 has been successful in intersecting high-grade gold mineralization within a syenite intrusion in the hanging wall to the southeast of the main Young-Davidson Deposit. This area is 285 m south of the Northgate Shaft and has seen limited historical drilling. Gold mineralization is associated with 3-20% pyrite and occurs both as wide, low- to moderate-grade mineralization, and within narrower, high-grade shear zones and quartz veins. Drilling will continue in 2026 with the objective of further expanding upon the high-grade mineralization where it remains open to the east and up/down dip.
The 2025 program successfully increased Measured and Indicated Mineral Resources by 26% to 1.5 million ounces, with the average grade increasing 10% to 3.15 g/t Au, primarily reflecting growth within multiple hanging wall zones. Mineral Reserves decreased slightly to 3.0 million ounces grading 2.20 g/t Au with Mineral Reserve additions offsetting the majority of mining depletion over the past year.
A total of 4,716 m of regional surface exploration drilling was also completed in 15 holes in the fourth quarter (and full year) focused on evaluating the Otisse NE and Biralger targets. A comprehensive data compilation project is also underway on the Wydee and Matachewan projects, which were acquired in the third quarter of 2024, and located to the west and east of Young-Davidson, respectively.
Mulatos District (Sonora, Mexico)
Total exploration expenditures during the fourth quarter were $3.5 million, of which $2.6 million was capitalized. For 2025, exploration expenditures totaled $20.1 million, of which $12.7 million was capitalized. The 2025 near-mine and regional drilling program totalled 56,117 m in 170 holes. This included 13,779 m of surface exploration drilling in 58 holes at the GAP-Victor and PDA targets at PDA, and 21,394 m in 56 holes at Cerro Pelon. Regional exploration drilling totalled 20,944 m in 56 holes focused on advanced and greenfield targets within the Mulatos District, including the Halcon discovery.
The planned addition of a mill to process higher-grade sulfides has created new opportunities for growth within the Mulatos District. This includes Cerro Pelon, where drilling continues to follow up on wide high-grade underground oxide and sulfide intersections previously drilled below the pit.
In 2025, drilling at Cerro Pelon was focused on evaluating the high-grade sulfide potential to the north of the historical open pit. A total of 3,849 m in 12 holes was completed in the fourth quarter. Additionally, 4,986 m was drilled in 15 holes, testing advanced targets across the property, as well as 977 m drilled in two holes to test greenfields targets.
The program was successful in nearly doubling the size of the Measured and Indicated Mineral Resource at Cerro Pelon to 192,000 ounces grading 4.28 g/t Au within the 2025 year end update. Cerro Pelon is open in multiple directions and represents upside to the PDA project as a potential source of additional high-grade mill feed with the deposit located within trucking distance of the planned PDA mill.
As previously reported, drilling commenced in the eastern portion of the Halcon target area early in 2025 as part of the regional scout drilling program. Drilling initially tested a new geological interpretation in an area that had only tested near-surface gold mineralization associated with oxides. As exploration drilling advanced, wide intervals of significant sulphide-hosted gold mineralization were intersected within a new area of focus at Halcon. The mineralized hydrothermal breccia is currently interpreted to dip to the northeast, and gold intercepts range from 38 m below surface in the west, to 282 m below surface down dip to the northeast. Mineralization remains open to the north, south and down dip.
The Halcon target is located 2 km north of the La Yaqui Grande open pit and 7 km by road from the main Mulatos area. This new discovery is being targeted and evaluated as a potential additional source of sulphide mineralization to be processed within the PDA mill.
During 2025, limited exploration activities were completed at PDA with the focus shifting to construction of the project. Exploration drilling at PDA will resume from underground as development advances and drill platforms are established.
                                        27

2025 Management’s Discussion and Analysis
Lynn Lake (Manitoba, Canada)
Exploration spending totaled $0.4 million in the fourth quarter and $3.4 million for 2025, all of which was capitalized. The 2025 exploration program included 7,000 m of drilling focused on expanding Mineral Resources at the BT and Linkwood deposits.
BT and Linkwood are satellite deposits to the Lynn Lake project and are expected to provide additional mill feed. The 2025 surface exploration program was completed in the first quarter with 7,268 m completed in 41 holes. No exploration activity was conducted on Lynn Lake during the fourth quarter. The 2025 program was successful in driving growth in Mineral Reserves and Resources at Linkwood.
Qiqavik (Quebec, Canada)
Qiqavik is a camp-scale property covering 63,474 ha in the Cape Smith Greenstone Belt in Nunavik, Quebec. The Qiqavik project covers 50 km of strike covering prospective gold hosting environments and several major crustal-scale structures such as the Qiqavik break and the Bergeron fault. Early-stage exploration completed to date indicates that high-grade gold occurrences are controlled by structural splays off the Qiqavik break.
Exploration spending was $1.6 million in the fourth quarter and $7.8 million for 2025, all of which was expensed. The 2025 exploration program was focused on drilling prospective targets identified in 2024 through detailed geological mapping, prospecting, till sampling, and a high-resolution Lidar survey with photo imagery.
A total of 8,736 m of diamond drilling was completed in 29 holes across five target areas during the third quarter. Geological mapping, prospecting, till sampling, and 1,619-line kilometers of drone magnetics surveys were also completed in several target areas with the goal of continuing to explore and develop new target areas for future work. There was no exploration activity at Qiqavik in the fourth quarter.
Drilling in all five target areas in 2025 intersected gold mineralization, with 72% of the holes reporting gold grades above 1.0 g/t Au. Additionally, the program successfully intersected gold mineralization associated with several previously identified high-grade gold boulder trends, confirming proximal bedrock sources and short glacial transport distances. The success of this early-stage greenfield drilling program across multiple target areas continues to support the significant gold endowment potential of the Qiqavik Project.
Key External Performance Drivers

Gold Price
The Company’s financial performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the fourth quarter of 2025, the Company realized an average gold price of $3,998 per ounce, a 52% increase compared to $2,632 per ounce in the prior year period. The realized gold price for the fourth quarter was $137 per ounce below the London PM Fix price, primarily reflecting the delivery of the final 12,346 ounces into the gold prepayment facility executed in 2024 based on the prepaid price of $2,524 per ounce.
In the fourth quarter, the Company repurchased and eliminated forward sale contracts that were in place for the first half of 2026, totalling 50,000 ounces at an average price of $1,821 per ounce. These hedges were inherited as part of the Argonaut acquisition in 2024. The cost to eliminate the hedges was $113.5 million, representing an effective price of $4,091 per ounce, providing further upside to current gold prices. This was funded by $63.5 million in cash, and a gold sale prepayment for consideration of $50.0 million in exchange for the delivery of 12,255 ounces in the first half of 2026.
Remaining Argonaut legacy hedges total 100,000 ounces at an average price of $1,821 per ounce, to be delivered during the second half of 2026 and first half of 2027. The Company will continue to monitor opportunities to repurchase and eliminate the remaining contracts, having eliminated 230,000 of the initial 330,000 ounces that was inherited, prior to maturity.
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar ("CAD") and Mexican peso ("MXN"). Fluctuations in the value of these foreign currencies relative to the US dollar can significantly impact the Company’s costs and cash flow. In the fourth quarter of 2025, the Canadian dollar averaged approximately $1.39 CAD to $1 USD, compared to $1.40 CAD to $1 USD in the fourth quarter of 2024. The Mexican peso averaged approximately $18.30 MXN to $1 USD in the fourth quarter of 2025, compared to $20.09 MXN to $1 USD in the fourth quarter of 2024.
The Company recorded a foreign exchange gain of $2.6 million in the fourth quarter. The Canadian dollar to US dollar strengthened by 1% compared to the third quarter, ending at 1.37 CAD to $1 USD, and the Mexican peso also strengthened by 2% to $17.99 MXN to $1 USD at December 31, 2025. A foreign exchange loss of $5.1 million was recorded for the full year, driven by the overall strengthening of the Canadian dollar and Mexican peso in 2025.
                                        28

2025 Management’s Discussion and Analysis
Additionally, the Company is exposed to currency risk through non-monetary assets and liabilities of subsidiaries whose taxable profit or tax loss are denominated in non-US dollar currencies. Changes in exchange rates give rise to temporary differences, resulting in deferred tax assets and liabilities with the resulting deferred tax charged or credited to income tax expense/recovery. The movement of the CAD and MXN rates generated a non-cash foreign exchange gain of $3.4 million in the fourth quarter and a gain of $32.5 million for the full year 2025 on the revaluation of monetary tax and deferred tax balances, recorded within deferred tax expense.
The Company actively manages its currency exposure through a hedging program, which resulted in a realized foreign exchange gain of $0.3 million during the fourth quarter and a realized foreign exchange gain of $1.2 million for the full year. The Company applies hedge accounting; accordingly, these realized gains and losses have been applied against operating and capital costs at the operating mines.
Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024	2023
Gold production (ounces)	141,500	140,200	545,400	567,000	529,300
Gold sales (ounces)	142,147	141,258	531,230	560,234	526,258
Operating revenues	$575.3	$375.8	$1,808.8	$1,346.9	$1,023.3
Cost of sales (1)	$219.5	$200.9	$809.5	$751.1	$637.7
Earnings from operations	$330.9	$158.4	$1,097.5	$561.9	$318.1
Earnings before income taxes	$510.9	$157.2	$1,089.7	$502.2	$293.7
Net earnings	$434.9	$87.6	$885.8	$284.3	$210.0
Adjusted net earnings (2)	$227.6	$103.2	$587.1	$328.9	$208.4
Earnings per share, basic	$1.03	$0.21	$2.11	$0.70	$0.53
Earnings per share, diluted	$1.03	$0.21	$2.10	$0.69	$0.53
Adjusted earnings per share, basic (2)	$0.54	$0.25	$1.40	$0.81	$0.53
Total assets			$6,384.6	$5,336.1	$4,001.2
Total non-current liabilities			$1,371.2	$1,321.0	829.8
Cash flow provided by operating activities	$250.9	$192.2	$795.3	$661.1	$472.7
Dividends per share, declared and paid	0.025	0.025	0.10	0.10	0.10
Average realized gold price per ounce	$3,998	$2,632	$3,372	$2,379	$1,944
Cost of sales per ounce of gold sold, including amortization (1)	$1,544	$1,422	$1,524	$1,341	$1,212
Total cash costs per ounce of gold sold (2)	$1,111	$981	$1,077	$927	$850
All-in sustaining costs per ounce of gold sold (2)	$1,592	$1,327	$1,524	$1,252	$1,146
(1) Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2) Refer to the “Non-GAAP Measures and Additional GAAP Measures” section of this MD&A for a description and calculation of these measures.
(3) Comparative figures reflect the inclusion of the Magino Mine as of its acquisition on July 12, 2024.

                                        29

2025 Management’s Discussion and Analysis
Review of Fourth Quarter Financial Results

Operating Revenues
During the fourth quarter of 2025, the Company sold 142,147 ounces of gold for record operating revenues of $575.3 million, representing a 53% increase from the prior year period, primarily due to higher realized gold prices.
The average realized gold price in the fourth quarter was $3,998 per ounce, 52% higher than the prior year period. This was $137 per ounce less than the London PM Fix price for the quarter, primarily reflecting the delivery of the final 12,346 ounces into the gold prepayment facility entered into in July 2024 based on the prepaid price of $2,524 per ounce.
Cost of Sales
Cost of sales were $219.5 million in the fourth quarter, 9% higher than the prior year period. Key drivers of changes to cost of sales as compared to the prior year period were as follows:
Mining and Processing
Mining and processing costs were $157.5 million, 14% higher than the prior year period. The higher costs primarily reflects increased maintenance and contractor costs at the Island Gold District, a stronger Canadian dollar, and ongoing labour inflation.
Total cash costs of $1,111 per ounce and AISC of $1,592 per ounce were higher than the prior year period driven by these same factors as well as a higher royalty expense. Additionally, the increase in AISC reflected the planned timing of higher sustaining capital expenditures at Young-Davidson.
Royalties
Royalty expense was $8.4 million in the fourth quarter, higher than the prior year period of $4.7 million, primarily due to a significantly higher average realized gold price.
Amortization
Amortization of $53.6 million, or $377 per ounce sold in the fourth quarter, was 8% lower than the prior year period, primarily due to the increased depletion base for the Island Gold District.
Earnings from Operations
The Company recognized earnings from operations of $330.9 million in the fourth quarter, 109% higher than the prior year period, driven by record revenues.
Gain on Sale of Assets
The Company completed the sale of the Turkish projects as well as the Quartz Mountain Gold Project in the fourth quarter, generating a total gain of $231.0 million, net of transaction costs.
Loss on Commodity Derivatives
In the fourth quarter, losses on commodity derivatives of $56.3 million were higher compared to the prior year period, driven by the mark to market revaluation of the 2026 and 2027 Argonaut legacy hedges, given the significant increase in the gold price during the quarter, and by the realized loss from early settlement.
The Company eliminated 50,000 ounces of legacy Argonaut hedges, scheduled to mature in the first half of 2026, in the fourth quarter. The cost to eliminate the hedges was $113.5 million, representing an effective price of $4,091 per ounce, providing further upside to current gold prices.
Net Earnings
The Company reported net earnings of $434.9 million in the fourth quarter, compared to $87.6 million in the prior year period. Adjusted net earnings includes after-tax adjustments for a gain on sale of assets of $226.7 million, and loss on commodity hedge derivatives of $34.9 million, as well as adjustments for unrealized foreign exchange gains recorded within deferred taxes and foreign exchange totaling $6.0 million, and other adjustments of $9.5 million.

                                        30

2025 Management’s Discussion and Analysis
Review of 2025 Financial Results

Operating Revenues
During the year ended December 31, 2025, the Company sold 531,230 ounces for record operating revenues of approximately $1.8 billion, 34% higher than the prior year, largely due to higher realized gold prices, partially offset by lower ounces sold. Production from the Mulatos District during 2025 was lower then the prior year, reflecting the timing of recoveries, and declining production from the residual leaching at Mulatos. This impact was partially offset by increased production at the Island Gold District which included a full year of production from Magino in 2025. Ounces sold were 3% lower than production for the year due to in-kind royalty deliveries and timing differences between production and sales.
Cost of Sales
Cost of sales for the full year were $809.5 million, an 8% increase compared to the prior year, due to the inclusion of Magino for the full year, partially offset by lower costs of sales at the Mulatos District, reflecting the lower production. Key drivers of cost of sales changes as compared to the prior year were as follows:
Mining and Processing
Mining and processing costs were $572.8 million, 10% higher than the prior year. The increase was driven by a full year of production at Magino, higher maintenance and contractor costs at the Island Gold District, and ongoing labour inflation, partially offset by lower ounces sold.
Total cash costs of $1,077 per ounce and AISC of $1,524 per ounce in 2025 were both higher than the prior year driven higher unit mining costs and lower grades at Young-Davidson, and a greater contribution from the higher-cost Magino operation at the Island Gold District.
Royalties
Royalty expense was $27.0 million, a 96% increase compared to $13.8 million in the prior year, primarily due to the higher average realized gold price and inclusion of royalty expense from Magino for the full year.
Amortization
Amortization of $209.7 million was 4% lower than the prior year driven by lower ounces sold. On a per ounce basis, amortization of $395 per ounce was slightly higher than the prior year, reflecting the addition of Magino’s higher amortization costs for the full year, partially offset by the increased depletion base for the Island Gold District.
Reversal of impairment
A reversal of an impairment of $218.8 million was recognized in the third quarter in respect of the Turkish projects, as the Company determined that the announcement of the definitive sale agreement triggered a reversal of impairment indicator.
Earnings from Operations
The Company recognized record earnings from operations of approximately $1.1 billion, a 95% increase from $561.9 million in the prior year, driven by higher operating revenues and the positive impact of an impairment reversal of $218.8 million.
Gain on Sale of Assets
The Company completed the sale of the Turkish projects as well as the Quartz Mountain Gold Project in the fourth quarter, generating a total gain of $231.0 million, net of transaction costs.
Loss on Commodity Derivatives
For the full year, losses on commodity derivatives of $230.5 million were higher compared to the prior year, driven by the mark to market revaluation of the 2026 and 2027 Argonaut legacy hedges, given the significant increase in the gold price during the year, and by the realized loss from early settlement.
The Company eliminated 50,000 ounces of legacy Argonaut hedges, scheduled to mature in the first half of 2026, in the fourth quarter. The cost to eliminate the hedges was $113.5 million, representing an effective price of $4,091 per ounce, providing further upside to current gold prices.
Net Earnings
The Company reported net earnings of approximately $885.8 million compared to $284.3 million in the prior year. On an adjusted basis, earnings were $587.1 million, or $1.40 per share. Adjusted net earnings include after-tax adjustments for an impairment reversal and gain on sale of assets of $419.6 million, loss on commodity hedge derivatives of $152.1 million, as well as adjustments for net unrealized foreign exchange gain recorded within deferred taxes and foreign exchange totaling $27.4 million, and other adjustments of $3.8 million.
                                        31

2025 Management’s Discussion and Analysis
Consolidated Expenses and Other

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
Exploration	($7.3)	($5.5)	($26.3)	($26.7)
Corporate and administrative	(9.7)	(9.1)	(39.3)	(32.6)
Share-based compensation	(7.9)	(1.9)	(55.0)	(31.7)
Reversal of impairment	—	—	218.8	57.1
Gain on sale of assets	231.0	—	231.0	—
(Loss) gain on commodity derivatives	(56.3)	5.9	(230.5)	(24.2)
Finance income (expense)	5.2	2.4	6.4	(3.8)
Foreign exchange gain (loss)	2.6	6.6	(5.1)	8.0
Other loss	(2.5)	(16.1)	(9.6)	(39.7)
Exploration
Exploration expense primarily relates to expenditures on early-stage exploration projects, regional exploration programs and corporate exploration support. The Company capitalizes near-mine exploration at its operations and development projects. In the fourth quarter, exploration expense increased compared to the prior year primarily due to an increase in exploration activities at the Island Gold District and Young-Davidson. The exploration expense for the full year decreased slightly compared to the prior year given increased spending on near-mine exploration at all operations which is capitalized.
Corporate and administrative
Corporate and administrative costs include expenses arising from the overall management of the business that are not part of direct mine operating costs. These costs are incurred at the corporate office located in Canada. In the fourth quarter and full year, corporate and administrative costs were higher than the prior year periods driven by an increase in personnel costs due to increased headcount to support the expansion plans of the Company.
Share-based compensation
Share-based compensation expense of $7.9 million in the fourth quarter and $55.0 million for the full year was higher compared to the prior year due to an increase in the Company's share price throughout 2025, and the corresponding impact on the revaluation of the liability for outstanding cash based long-term incentives.
Reversal of impairment, and gain on sale of assets
A reversal of an impairment of $218.8 million was recognized in the third quarter in respect of the Turkish projects, as the Company determined that the announcement of the definitive sale agreement triggered a reversal of impairment indicator. In the fourth quarter of 2025, the Company completed the sale of the Turkish projects as well as the Quartz Mountain Gold Project, generating a total gain of $231.0 million, net of transaction costs, for the fourth quarter and full year.
(Loss) gain on commodity derivatives
In the fourth quarter and for the full year, losses on commodity derivatives were higher compared to the prior year periods driven by the mark to market revaluation of the 2026 and 2027 Argonaut legacy hedges, given the significant increase in the gold price during the respective periods, and by the realized loss from early settlement.
The Company eliminated 50,000 ounces of legacy Argonaut hedges, scheduled to mature in the first half of 2026, in the fourth quarter. The cost to eliminate the hedges was $113.5 million, representing an effective price of $4,091 per ounce, providing further upside to current gold prices.
Finance income (expense)
Finance expense relates to accretion expense arising on decommissioning liabilities and standby fees arising on the Company's credit facility. All other interest expense, representing primarily interest incurred on drawn funds under the Company's credit facility, accretion on deferred revenue, and interest arising on finance leases is capitalized to the Phase 3+ Shaft Expansion at Island Gold and the Company's development stage projects. Finance income primarily relates to interest earned on cash and cash equivalents. In the fourth quarter and full year, interest earned on the Company's cash and cash equivalents offset finance expense incurred.
Foreign exchange gain (loss)
The Company recorded a foreign exchange gain of $2.6 million in the fourth quarter. A foreign exchange loss of $5.1 million was recorded for the full year, driven by the overall strengthening of the Canadian dollar and Mexican peso in 2025.
Other loss
In the fourth quarter and for the full year, other loss was lower than the prior year periods primarily due to non-recurring transaction and integration costs related to the Argonaut acquisition incurred in 2024, as well as lower losses on the disposal of certain plant and equipment.
                                        32

2025 Management’s Discussion and Analysis
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, impact of specific transactions, and tax assessments from tax authorities. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.
For the year ended December 31, 2025, the Company recognized a current tax expense of $120.5 million and a deferred tax expense of $83.4 million, compared to current tax expense of $98.7 million and deferred tax expense of $119.2 million in the prior year.
The Company paid cash taxes of $113.5 million in 2025, primarily related to mining tax and income tax in Mexico in respect of the 2024 fiscal year, and installment payments for the 2025 fiscal year. Cash taxes attributable to the Mulatos District and Canadian operations are expected to total between $160 and $180 million globally in 2026 based on a budgeted gold price of $4,000 per ounce, with approximately half of this amount expected to be paid in the first quarter. Mexico will comprise approximately 65% of global cash taxes. Given the rapid increase in gold prices over the past two years, existing tax pools in Canada are being utilized at a faster pace with more substantial taxes to be paid in Canada in 2026 compared to previous years.
The Company's Mulatos District in Mexico, as well as the Island Gold District and Young-Davidson in Canada, pay income taxes based on their tax functional currency, which is the Mexican peso and Canadian dollar, respectively. The legal entity financial statements for the Mulatos District, Island Gold District and Young-Davidson include foreign exchange and other income items that differ from the US dollar functional currency financial statements. The Company recognized foreign exchange gains of $3.4 million and $32.5 million for the fourth quarter and the full year, respectively, due to the movement of the Canadian dollar and Mexican peso during the periods.
Financial Condition

	December 31, 2025	December 31, 2024
Current assets	$1,135.5	$648.6	Current assets increased compared to 2024, largely driven by cash flow from operating activities and the receipt of cash proceeds from the sale of assets, partially offset by the repayment of $50.0 million of debt, the net cash outflow of $63.5 million in respect of the settlement of the Argonaut legacy hedges and the increase in shareholder returns through dividends and share buy backs.
Long-term assets	5,249.1	4,687.5	Long-term assets increased due to the Company's long-term construction activities, primarily the Phase 3+ Shaft Expansion, an increase in long-term stockpiles at the Island Gold District, and deferred payment consideration from the sale of assets.
Total assets	$6,384.6	$5,336.1
Current liabilities	567.6	430.9	Current liabilities increased primarily due to an increase in the current portion of the derivative liability in respect of the 2026–2027 Argonaut legacy gold forward contracts, and an increase in accounts payable and accrued liabilities, mainly driven by the revaluation of the cash‑based long‑term incentive liability and expenditures related to the Phase 3+ Shaft Expansion. These increases were partially offset by a reduction in the gold prepayment liability, as the Company delivered 100% of the 2025 committed ounces with remaining liability related to the new gold sale prepayment entered into in 2026.
Non-current liabilities	1,371.2	1,321.0	Non-current liabilities increased due to an increase in the deferred income taxes, partially offset by the $50.0 million repayment on the credit facility.
Total liabilities	1,938.8	1,751.9
Shareholders’ equity	4,445.8	3,584.2	The increase in shareholders' equity was primarily due to total comprehensive income for the current year.
Total liabilities and equity	$6,384.6	$5,336.1
                                        33

2025 Management’s Discussion and Analysis
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flow from operations to internally fund operating, capital and project development requirements, generate returns for its shareholders, and bolster the balance sheet. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at December 31, 2025, the Company had cash and cash equivalents of $623.1 million and $58.9 million in equity securities, compared to $327.2 million and $24.0 million, respectively, at December 31, 2024. Following the receipt of initial proceeds from the sale of the Turkish projects in October of $160 million, the Company repaid $50 million of the $250 million debt inherited from Argonaut Gold, leaving $200 million drawn on its credit facility. The Company also repurchased 928,729 shares during the fourth quarter at a cost of $28.8 million, or $30.96 per share. For the full year, 1,326,929 shares were repurchased for $38.8 million. In total, a record $80.9 million was returned to shareholders through dividends and share buybacks in 2025.
In December 2025, the Company repurchased and eliminated forward sale contracts that were in place for the first half of 2026, totalling 50,000 ounces at an average price of $1,821 per ounce. These hedges were inherited as part of the Argonaut Gold acquisition in 2024. The cost to eliminate the hedges was $113.5 million, representing an effective price of $4,091 per ounce, providing further upside to current gold prices. This was funded by $63.5 million in cash, and a gold sale prepayment for consideration of $50.0 million in exchange for the delivery of 12,255 ounces in the first half of 2026.
Remaining Argonaut legacy hedges total 100,000 ounces at an average price of $1,821 per ounce across the second half of 2026 and first half of 2027. The Company will continue to monitor opportunities to repurchase and eliminate the remaining contracts, having eliminated 230,000 of the initial 330,000 ounces that was inherited, prior to maturity.
On August 8, 2025, the Company filed a base shelf prospectus (the “Base Shelf Prospectus”) with the Ontario Securities Commission, and a corresponding shelf registration statement with the United States Securities and Exchange Commission (the “SEC”) on Form F-10 (the “Registration Statement”). The Base Shelf Prospectus qualifies the issuance of up to US$500,000,000 (or the equivalent in other currencies) of Class A common shares, debt securities, warrants and subscription receipts (collectively, the “Securities”) of the Company, or any combination thereof, in all of the provinces and territories of Canada, and the Registration Statement registers the Securities for offers and sales in the United States using the multijurisdictional disclosure system. The Base Shelf Prospectus replaces the previous Base Shelf Prospectus that was filed in May 2023 and expired in June 2025. The Company filed the Base Shelf Prospectus and Registration Statement to maintain financial flexibility but has no present intentions to undertake an offering of securities under the Base Shelf Prospectus.
On February 18, 2025, the Company amended and upsized its credit facility from $500.0 million to $750.0 million, not including an uncommitted $250.0 million accordion feature. The new borrowing costs under the credit facility are Adjusted Term SOFR Rate plus 1.45% to 2.50% based on the Company’s net leverage ratio, as defined in the agreement. As at December 31, 2025, based on the Company's net leverage ratio, the credit facility bears interest at a rate of Adjusted Term SOFR Rate plus 1.45% on drawn amounts and stand-by fees of 0.29% on undrawn amounts. The credit facility matures on February 20, 2029.
The credit facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at December 31, 2025, the Company is in compliance with all covenants.
On July 15, 2024, the Company entered into a gold sale prepayment arrangement for total consideration of $116 million in exchange for the delivery of 49,384 ounces in 2025. The proceeds of the gold prepayment were used to eliminate Argonaut legacy hedges, totaling 179,417 ounces in 2024 and 2025 with an average price of $1,838 per ounce. The obligation to deliver 49,394 ounces was met in full in 2025.
The Company's liquidity position, comprised of cash and cash equivalents and availability under its credit facility, together with cash flows from operating activities, is sufficient to support the Company's normal operating requirements, capital commitments and service debt obligations. With the strong liquidity position and ongoing cash flow generation, the Company remains well positioned to internally fund its organic growth initiatives including the Phase 3+ Shaft Expansion, IGD Expansion, and development of the PDA and Lynn Lake projects.
                                        34

2025 Management’s Discussion and Analysis
Cash Flow

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
Cash flow provided by operating activities	$250.9	$192.2	$795.3	$661.1
Cash flow provided by (used in) investing activities	0.9	(145.9)	(356.9)	(467.1)
Cash flow used in financing activities	(92.2)	(10.4)	(143.3)	(89.4)
Effect of foreign exchange rates on cash and cash equivalents	0.4	(0.3)	0.8	(2.2)
Net increase in cash and cash equivalents	160.0	35.6	295.9	102.4
Cash and cash equivalents, beginning of period	463.1	291.6	327.2	224.8
Cash and cash equivalents, end of period	$623.1	$327.2	$623.1	$327.2
Cash flow provided by operating activities
In the fourth quarter of 2025, operating activities generated cash flow of $250.9 million compared to $192.2 million in the prior year period. Cash flow from operations mainly increased due to higher operating revenues driven by an increased realized gold price and proceeds of $50.0 million from gold sale prepayment. This was partially offset by $113.5 million used for early settlement of Argonault legacy hedges, and delivery of 12,346 ounces into the gold prepayment facility. Cash flow provided by operations before working capital and taxes paid was $284.7 million in the fourth quarter, compared to $207.9 million in the prior year period.
For the year ended December 31, 2025, operating activities generated $795.3 million compared to $661.1 million in the prior year due to the same drivers as the fourth quarter as well as changes in working capital and taxes paid of $129.0 million.
Cash flow provided by (used in) investing activities
In the fourth quarter of 2025, capital expenditures of $157.5 million increased slightly compared to $138.7 million in the prior year period, with $75.0 million of growth capital at the Island Gold District primarily related to the Phase 3+ Shaft Expansion and capital development, and $49.5 million related to various sustaining capital expenditures at operating mine sites. Following the completion of the sale of the Turkish projects and Quartz Mountain, the Company received proceeds of $160 million, net of transaction costs, in the fourth quarter.
For the year ended December 31, 2025, the Company invested $507.1 million in capital expenditures, compared to $417.6 million in the prior year driven by increased spending at Lynn Lake and Phase 3+ Shaft Expansion, increased capitalized exploration from a record exploration program, as well as full year of capital spending at Magino.
Cash flow used in financing activities
The Company paid a quarterly dividend of $0.025 per share, consistent with the prior year period, resulting in year-to-date dividends paid of $42.1 million. Of this amount, $39.5 million was paid in cash, and the remainder was issued in shares pursuant to the Company's dividend reinvestment plan. In February 2026, the Company announced an increase in the quarterly dividend for 2026 to $0.04 per share, starting in the first quarter of 2026. The Company repurchased 928,729 shares during the fourth quarter at a cost of $28.8 million, or $30.96 per share, under the Company's Normal Course Issuer Bid. For the full year, 1,326,929 shares were repurchased for $38.8 million. In addition, the Company repaid $50.0 million of the credit facility in the fourth quarter.
In the prior year, the Company closed out $308.3 million of debt and accrued interest inherited from Argonaut including a term loan, revolving credit facility and convertible debentures, by drawing $250 million on its credit facility and utilizing existing funds.
Outstanding Share Data

February 18, 2026
Common shares	419,880,797
Stock options	2,033,334
Deferred share units	729,455
Performance share units	826,774
Restricted share units	1,515,336
424,985,696
                                        35

2025 Management’s Discussion and Analysis
Related party transactions

There were no related party transactions during the period other than those disclosed in the Company’s consolidated financial statements the years ended December 31, 2025 and 2024.
Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, fuel prices, foreign exchange rates and gold prices by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at December 31, 2025, the Company held forward contracts that were acquired as part of the acquisition of Argonaut. These contracts, totaling 50,000 ounces in 2026 and 50,000 ounces in 2027, have an average forward price of $1,821 per ounce. These forward contracts mature monthly in the second half of 2026 and the first half of 2027. In December 2025, the Company settled 50,000 ounces of the Argonaut legacy hedges, representing the expected delivery in the first half of 2026, for a cash payment of $113.5 million resulting in a realized loss of $113.5 million for the year ended December 31, 2025. The fair value of the remaining 2026-2027 contracts was a liability of $257.0 million at December 31, 2025 (December 31, 2024 - $140.0 million).
For the year ended December 31, 2025, the Company recorded unrealized losses of $117.0 million (for the year ended December 31, 2024 - unrealized losses of $24.2 million). The unrealized loss recognized in the year ended December 31, 2025 is fully attributable to the Argonaut legacy hedges. The Company does not apply hedge accounting to these forward contracts, with changes in fair value recorded in net earnings.
Foreign currency contracts
As at December 31, 2025, the Company held option and forward contracts to protect against the risk of an increase in the value of the CAD and MXN versus the USD. These option contracts are for the purchase of local currencies and the sale of USD, which settle on a monthly basis, and are summarized as follows:
CAD contracts:

Period Covered	Contract type	Contracts (CAD$ millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2026	Collars	525.0	1.34	1.40
MXN contracts:

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2026	Collars	540.0	18.68	20.05
The fair value of these contracts was an asset of $2.0 million as at December 31, 2025 (December 31, 2024 - $9.0 million). For the year ended December 31, 2025, the Company realized a gain of $1.2 million on foreign currency contracts (for the year ended December 31, 2024 - realized net gain of $0.1 million), which have been applied against operating and capital costs.
Fuel option contracts
As at December 31, 2025, the Company held contracts to protect against the risk of an increase in the price of fuel. These collars totaling 1,638,000 gallons, ensure a minimum purchase call option of $2.12 per gallon and a maximum average sold put options of $2.32 per gallon, regardless of the movement in fuel prices during 2026. The fair value of these contracts was a liability of $0.1 million at December 31, 2025 (December 31, 2024 - liability of $0.1 million).
Debt obligations
During the third quarter of 2024, the Company withdrew $250 million from its credit facility to extinguish Argonaut's term loan, revolving credit facility and certain other financial liabilities inherited as part of the acquisition. In the fourth quarter of 2025, the company repaid $50.0 million of the credit facility. As a result, $200 million remains outstanding as at December 31, 2025.
                                        36

2025 Management’s Discussion and Analysis
Summary of Quarterly Financial and Operating Results

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Gold ounces produced	141,500	141,700	137,200	125,000	140,200	152,000	139,100	135,700
Gold ounces sold	142,147	136,473	135,027	117,583	141,258	145,204	140,923	132,849
Operating revenues	$575.3	$462.3	$438.2	$333.0	$375.8	$360.9	$332.6	$277.6
Earnings from operations	$330.9	$455.7	$216.2	$94.7	$158.4	$183.3	$138.8	$81.4
Net earnings	$434.9	$276.3	$159.4	$15.2	$87.6	$84.5	$70.1	$42.1
Earnings per share, basic	$1.03	$0.66	$0.38	$0.04	$0.21	$0.20	$0.18	$0.11
Earnings per share, diluted	$1.03	$0.65	$0.38	$0.04	$0.21	$0.20	$0.17	$0.11
Adjusted net earnings (1)	$227.6	$155.5	$144.1	$59.8	$103.2	$78.1	$96.9	$51.2
Adjusted earnings per share, basic (1)	$0.54	$0.37	$0.34	$0.14	$0.25	$0.19	$0.24	$0.13
Adjusted earnings before interest, taxes, depreciation and amortization (1)(2)	$384.6	$283.5	$260.2	$145.4	$207.2	$176.2	$180.9	$127.2
Cash provided by operating activities	$250.9	$265.3	$199.5	$79.6	$192.2	$165.5	$195.0	$109.4
Average realized gold price	$3,998	$3,359	$3,223	$2,802	$2,632	$2,458	$2,336	$2,069
(1)Refer to the “Non-GAAP Measures and Additional GAAP Measures” section of this MD&A for a description and calculation of these measures.
(2)Adjusted earnings before interest, taxes, depreciation and amortization has been restated in the prior quarter comparatives to include the impact of non-cash items such as reversals of impairment and realized and unrealized gains or losses on derivative financial instruments.
(3)Magino's results are included in the summary from July 12, 2024 onward.
The Company generated record revenues and strong cash flow from operating activities in the fourth quarter of 2025, driven by the higher realized gold price. Additionally, net earnings for the quarter included a gain on sale of assets of $231.0 million on the Turkish projects and Quartz Mountain, offset by loss on commodity derivatives of $230.5 million. The Company similarly benefited from the higher realized gold price in all preceding quarters in revenues and cash flow from operating activities. Additionally, earnings from operations and net earnings in the third quarter of 2025 included an impairment reversal of $218.8 million related to the Turkish development projects. Net earnings for 2025 were negatively impacted by loss on commodity derivatives arising from the Argonaut legacy hedges. Earnings from operations for 2025 were also impacted by a higher share-based compensation expense arising from a significant increase in the Company's share price over the year. Previously, earnings from operations and cash flow from operating activities had significantly increased in the last three quarters of 2024, as a result of higher realized gold prices, increased gold ounce production, and margin expansion as the Company has offset ongoing inflationary pressures with higher grades processed.
Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its consolidated financial statements for the years ended December 31, 2025 and 2024, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes paid;
•Company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•total cash costs per ounce of gold sold;
•AISC per ounce of gold sold;
•Mine-site AISC per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA")
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.
                                        37

2025 Management’s Discussion and Analysis
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:
•Foreign exchange gains or losses
•Items included in other loss
•Impairment expense/reversal of impairment
•Unrealized gain or loss on commodity derivatives
•Certain non-recurring items
•Foreign exchange gain or loss recorded in deferred tax expense
•The income and mining tax impact of items included in other loss
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024	2023
Net earnings	$434.9	$87.6	$885.8	$284.3	$210.0
Adjustments:
Foreign exchange (gain) loss	(2.6)	(6.6)	5.1	(8.0)	(1.9)
Impairment reversals and gain on sale of assets, net of tax	(226.7)	—	(419.6)	(38.6)	—
Loss (gain) on commodity derivatives, net of tax	34.9	(4.4)	152.1	18.2	0.7
Other loss	2.5	16.1	9.6	39.7	22.9
Unrealized foreign exchange (gain) loss recorded in deferred tax expense	(3.4)	26.2	(32.5)	49.7	(16.3)
Other income and mining tax adjustments	(12.0)	(15.7)	(13.4)	(16.4)	(7.0)
Adjusted net earnings	$227.6	$103.2	$587.1	$328.9	$208.4
Adjusted earnings per share - basic	$0.54	$0.25	$1.40	$0.81	$0.53
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working+ capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and cash taxes to cash flow from operating activities. “Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP financial measure with no standard meaning under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
Cash flow from operating activities	$250.9	$192.2	$795.3	$661.1
Add: Changes in working capital and taxes paid	33.8	15.7	129.0	65.1
Cash flow from operating activities before changes in working capital and taxes paid	$284.7	$207.9	$924.3	$726.2
                                        38

2025 Management’s Discussion and Analysis
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from cash flow from operating activities, less mineral property, plant and equipment expenditures and non-recurring costs. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
Cash flow from operating activities	$250.9	$192.2	$795.3	$661.1
Less: mineral property, plant and equipment expenditures	(157.5)	(138.7)	(507.1)	(417.6)
Add: early settlement of Argonaut legacy hedges (1)	113.5	—	113.5	—
Less: proceeds from gold prepayment (2)	(50.0)	—	(50.0)	—
Add: expenditures incurred by Argonaut Gold, but paid by Alamos post close of the transaction (3)	—	—	—	28.8
Company-wide free cash flow	$156.9	$53.5	$351.7	$272.3
(1)Represents the early settlement of 50,000 ounces under the Argonaut legacy hedge for the first half of 2026.
(2)Reflects the gold sale prepayment for the delivery of 12,255 ounces in the first half of 2026.
(3)Relates to overdue payables at the Magino mine and transaction costs incurred by Argonaut and paid by Alamos.
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from operating mine-sites, less mine-site mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Consolidated Mine-Site Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
(in millions)
Cash flow from operating activities	$250.9	$192.2	$795.3	$661.1
Add: operating cash flow used by non-mine site activity (1)	140.0	21.3	334.8	82.9
Cash flow from operating mine-sites	$390.9	$213.5	$1,130.1	$744.0

Mineral property, plant and equipment expenditures	$157.5	$138.7	$507.1	$417.6
Less: capital expenditures from development projects and corporate	(10.0)	($8.9)	(53.4)	(26.4)
Capital expenditure and capital advances from mine-sites	$147.5	$129.8	$453.7	$391.2
Total mine-site free cash flow	$243.4	$83.7	$676.4	$352.8

Island Gold District Mine-Site Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
(in millions)
Cash flow from operating activities (1)	$164.5	$83.2	$535.0	$257.0
Mineral property, plant and equipment expenditures	(103.1)	(103.2)	(330.0)	(285.0)
Mine-site free cash flow	$61.4	($20.0)	$205.0	($28.0)

Young-Davidson Mine-Site Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
(in millions)
Cash flow from operating activities (1)	$122.9	$71.6	$343.5	$227.0
Mineral property, plant and equipment expenditures	(33.2)	(21.3)	(93.6)	(86.1)
Mine-site free cash flow	$89.7	$50.3	$249.9	$140.9
                                        39

2025 Management’s Discussion and Analysis

Mulatos District Mine-Site Free Cash Flow	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
(in millions)
Cash flow from operating activities	$103.5	$58.7	$251.6	$260.0
Mineral property, plant and equipment expenditures	(11.2)	(5.3)	(30.1)	(20.1)
Mine-site free cash flow	$92.3	$53.4	$221.5	$239.9
(1)Cash from operating activities for the Canadian operations excludes the impact of the 12,346 ounces and 49,384 ounces delivered into the gold prepayment arrangement for the three months and year ended December 31, 2025, respectively. The non-cash adjustment to reflect the settlement of the gold prepayment arrangement is included in Company-wide free cash flow.
(2)Comparative figures reflect the inclusion of the Magino Mine as of its acquisition on July 12, 2024.
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operating activities. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs. As well, the Company excludes mark-to-market adjustments for the revaluation of previously issued share-based compensation, therefore, total cash costs will incorporate the cost of long term incentives associated with the grant date fair value for instruments issued.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operating activities under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, sustaining exploration costs, sustaining capital, sustaining finance leases and other operating costs. The Company excludes mark-to-market adjustments for the revaluation of previously issued share-based compensation, therefore all-in sustaining costs will incorporate the cost of long term incentives associated with the grant date fair value for instruments issued.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. Non-sustaining capital expenditures or growth capital are expenditures primarily incurred at development projects and costs related to major projects at existing operations, where these projects will materially benefit the mine site. Capitalized exploration expenditures are expenditures that meet the IFRS definition for capitalization and are incurred to further expand the known Mineral Reserves and Resources at existing operations or development projects. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operating activities under IFRS or operating costs presented under IFRS.

                                        40

2025 Management’s Discussion and Analysis
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables

The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024	2023
(in millions, except ounces and per ounce figures)
Mining and processing	$157.5	$137.9	$572.8	$518.9	$437.3
Share-based compensation mark-to-market allocated to sites (included in mining and processing) (3)	(0.8)	—	(10.1)	—	—
Silver by-product credits	(7.2)	(4.0)	(17.6)	(13.4)	—
Royalties	8.4	4.7	27.0	13.8	10.2
Total cash costs	$157.9	$138.6	$572.1	$519.3	$447.5
Gold ounces sold	142,147	141,258	531,230	560,234	526,258
Total cash costs per ounce	$1,111	$981	$1,077	$927	$850

Total cash costs	$157.9	$138.6	$572.1	$519.3	$447.5
Corporate and administrative (1)	9.7	9.1	39.3	32.6	27.6
Sustaining capital expenditures (4)	49.5	30.0	144.6	110.1	104.2
Sustaining finance leases	3.9	5.2	16.5	10.6	—
Interest on sustaining finance leases	0.6	—	2.3	—
Share-based compensation expense	7.9	1.9	55.0	31.7	21.7
Share-based compensation mark-to-market allocated to corporate (3)	(6.3)	(0.8)	(31.7)	(16.4)	(7.4)
Sustaining exploration	0.5	1.2	2.0	4.4	2.7
Accretion of decommissioning liabilities	2.6	2.3	9.6	8.9	6.8
Total all-in sustaining costs	$226.3	$187.5	$809.7	$701.2	$603.1
Gold ounces sold	142,147	141,258	531,230	560,234	526,258
Total all-in sustaining costs per ounce	$1,592	$1,327	$1,524	$1,252	$1,146

(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Comparative figures reflect the inclusion of the Magino Mine as of its acquisition on July 12, 2024.
(3)Share-based compensation included in total cash costs and AISC excludes the impact of mark-to-market adjustments for changes in the Company’s share price in the periods allocated to sites (included in mining and processing costs) and corporate head office (included in share-based compensation expense). The prior year comparatives have been restated to exclude the impact. See Note 19 (d) of the consolidated financial statements for the years ended December 31, 2025 and 2024 for further details.
(4)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital expenditures for the periods are as follow:

	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024	2023
(in millions)
Mineral property, plant and equipment expenditures	$157.5	$138.7	$507.1	$417.6	$348.9
Less: non-sustaining capital expenditures at:
Island Gold District	(79.4)	(85.1)	(246.8)	(225.0)	(189.2)
Young-Davidson	(7.9)	(10.7)	(34.5)	(40.4)	(18.2)
Mulatos District	(10.7)	(4.0)	(27.8)	(15.7)	(19.1)
Corporate and other	(10.0)	(8.9)	(53.4)	(26.4)	(18.2)
Sustaining capital expenditures	$49.5	$30.0	$144.6	$110.1	$104.2
                                        41

2025 Management’s Discussion and Analysis

Island Gold District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
(in millions, except ounces and per ounce figures)
Mining and processing	$69.0	$49.2	$243.7	$143.5
Share-based compensation mark-to-market allocated to sites (included in mining and processing) (1)	—	—	(3.5)	—
Silver by-product credits	(1.2)	(0.5)	(2.3)	(1.2)
Royalties	4.4	2.4	14.1	5.2
Total cash costs	$72.2	$51.1	$252.0	$147.5
Gold ounces sold	62,002	56,100	241,359	183,441
Mine-site total cash costs per ounce	$1,164	$911	$1,044	$804

Total cash costs	$72.2	$51.1	$252.0	$147.5
Sustaining capital expenditures	23.7	18.1	83.2	60.0
Sustaining finance leases	3.9	5.2	16.5	10.6
Interest on sustaining finance leases	0.6	—	2.3	—
Sustaining exploration	—	0.4	—	0.7
Accretion of decommissioning liabilities	0.4	0.5	1.5	1.2
Total all-in sustaining costs	$100.8	$75.3	$355.5	$220.0
Gold ounces sold	62,002	56,100	241,359	183,441
Mine-site all-in sustaining costs per ounce	$1,626	$1,342	$1,473	$1,199

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
(in millions, except ounces and per ounce figures)
Mining and processing	$52.5	$42.5	$190.8	$178.4
Share-based compensation mark-to-market allocated to sites (included in mining and processing) (1)	(0.3)	—	(3.4)	—
Silver by-product credits	(2.4)	(0.9)	(4.6)	(3.1)
Royalties	2.4	1.8	8.0	6.2
Total cash costs	$52.2	$43.4	$190.8	$181.5
Gold ounces sold	42,287	45,441	153,382	173,274
Mine-site total cash costs per ounce	$1,234	$955	$1,244	$1,047

Total cash costs	$52.2	$43.4	$190.8	$181.5
Sustaining capital expenditures	25.3	10.6	59.1	45.7
Accretion of decommissioning liabilities	0.1	0.1	0.5	0.5
Total all-in sustaining costs	$77.6	$54.1	$250.4	$227.7
Gold ounces sold	42,287	45,441	153,382	173,274
Mine-site all-in sustaining costs per ounce	$1,835	$1,191	$1,633	$1,314
                                        42

2025 Management’s Discussion and Analysis

Mulatos District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
(in millions, except ounces and per ounce figures)
Mining and processing	$36.0	$46.2	$138.3	$197.0
Share-based compensation mark-to-market allocated to sites (included in mining and processing) (1)	(0.5)	—	(3.2)	—
Silver by-product credits	(3.6)	(2.5)	(10.7)	(9.1)
Royalties	1.6	0.5	4.9	2.4
Total cash costs	$33.5	$44.2	$129.3	$190.3
Gold ounces sold	37,858	39,717	136,489	203,519
Mine-site total cash costs per ounce	$885	$1,113	$947	$935

Total cash costs	$33.5	$44.2	$129.3	$190.3
Sustaining capital expenditures	0.5	1.3	2.3	4.4
Sustaining exploration	—	0.4	—	2.1
Accretion of decommissioning liabilities	1.8	1.7	7.3	7.0
Total all-in sustaining costs	$35.8	$47.6	$138.9	$203.8
Gold ounces sold	37,858	39,717	136,489	203,519
Mine-site all-in sustaining costs per ounce	$946	$1,198	$1,018	$1,001
(1)Share-based compensation included in mine-site total cash costs and mine-site AISC excludes the impact of mark-to-market adjustments for changes in the Company’s share price in the periods allocated to sites included in mining and processing costs.
Adjusted EBITDA
Adjusted EBITDA represents net earnings before interest, taxes, depreciation, and amortization and removes the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. The measure also removes the impact of non-cash items such as impairment loss charges or reversals, and realized and unrealized gains or losses on derivative financial instruments. Adjusted EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
Adjusted EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2025	2024	2025	2024
Net earnings	$434.9	$87.6	$885.8	$284.3
Adjustments:
Reversal of impairment	—	—	(218.8)	(57.1)
Gain on sale of assets	(231.0)	—	(231.0)	—
Finance (income) expense	(5.2)	(2.4)	(6.4)	3.8
Amortization	53.6	58.3	209.7	218.4
Loss (gain) on commodity derivatives	56.3	(5.9)	230.5	24.2
Deferred income tax expense	48.1	22.6	83.4	119.2
Current income tax expense	27.9	47.0	120.5	98.7
Adjusted EBITDA	$384.6	$207.2	$1,073.7	$691.5
Additional GAAP Measures
Additional GAAP measures are presented on the Company’s consolidated financial statements and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance expense/income, foreign exchange loss/gain, other loss, unrealized loss on commodity derivatives and income tax expense

                                        43

2025 Management’s Discussion and Analysis
Accounting Estimates, Judgements, Policies and Changes

Many of the amounts included in the consolidated financial statements require management to make estimates and judgements. Accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised. The areas which require management to make significant judgments, estimates and assumptions are presented in the consolidated financial statements for the years ended December 31, 2025 and 2024 as described in note 5 of the consolidated financial statements. .
Accounting Policies and Changes
The Company's material accounting policies and future changes in accounting policies are presented in the consolidated financial statements for the years ended December 31, 2025 and 2024 as described in note 3 of the consolidated financial statements.
Changes in Accounting Standards not yet effective
For information on new standards and interpretations not yet adopted, refer to note 4 of the consolidated financial statements for the years ended December 31, 2025 and 2024.
Internal Control over Financial Reporting

Management is responsible for the design, implementation and operating effectiveness of internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of internal control procedures at the end of the period covered by this MD&A, management determined internal control over financial reporting was appropriately designed and operating effectively as at December 31, 2025.
KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
Changes in Internal Control over Financial Reporting

There were no material changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2025 and concluded that these disclosure controls and procedures were appropriately designed and operating effectively as at December 31, 2025.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Risk Factors and Uncertainties

Risk Factors
The following is a discussion of risk factors relevant to the Company’s operations and future financial performance. Additional risks not currently known by the Company, or that the Company currently deems immaterial, may also impair the Company’s
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operations. You should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this MD&A.
The financing, exploration, development, and mining of any of the Company’s properties are subject to a number of risk factors, including, among other things, the price of gold, laws and regulations, technical and geological risks inherent to mining operations, political conditions, currency fluctuations, and the ability to hire qualified people and to obtain necessary services in jurisdictions where the Company operates. Before deciding to invest in securities of the Company, investors should consider carefully such risks and uncertainties.
Commodity and Currency Risks
In recent years financial conditions have been characterized by volatility, which in turn has resulted in volatility in commodity prices and foreign exchange rates, significant inflation, tightening of the credit market, increased counterparty risk, and volatility in the prices of publicly traded entities. The volatility in commodity prices and foreign exchange rates directly impacts the Company’s revenues, earnings, and cash flow.
The volatility of the price of gold and the price of other metals could have a negative impact on the Company’s future operations.
The value of the Company’s Mineral Resources and future operating profit and loss is significantly impacted by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from being economically mined, reduce the Company’s ability to generate cash flow to finance its operations and support development and expansion projects, or result in the write-off of assets whose value is impaired due to low gold prices. The price of gold may also have a significant influence on the market price of the Company’s common shares. The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, investment and physical demand, sale of gold by central banks, and the political and economic conditions of major gold producing countries throughout the world.
In addition to adversely affecting the Company’s Mineral Reserve and Mineral Resource estimates and financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project, and the Company may determine that it is not feasible to continue commercial production at some or all its current producing or development projects. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the results of operations and financial condition.
The Company regularly engages in commodity hedging transactions intended to reduce the risk associated with fluctuations in commodity prices, however, there is no assurance that any such commodity-hedging transactions designed to reduce the risk associated with fluctuations in metal prices will be successful. The Company’s hedging program may not protect adequately against declines in the price of the hedged metal. Furthermore, although hedging may protect the Company from a decline in the price of the metal being hedged, it may also prevent it from benefiting from price increases
The Company is subject to currency fluctuations that may adversely affect the financial position of the Company.
The Company is subject to currency risks. The Company’s functional currency is the U.S. dollar, which is exposed to fluctuations against other currencies. The Company’s mining operations are located in Canada and Mexico, with additional development-stage assets in Canada, the United States, and Mexico, and as such many of its expenditures and obligations are denominated in Canadian dollars, and Mexican pesos. The Company maintains its principal office in Toronto (Canada), maintains cash accounts in U.S. dollars, Canadian dollars, and Mexican pesos, and has monetary assets and liabilities in U.S. dollars, Canadian dollars, and Mexican pesos.
The Company’s operating results and cash flow are significantly affected by changes in the U.S./Canadian dollar and U.S./Mexican peso exchange rates. Revenues are denominated in U.S. dollars, while most expenses are currently denominated in Canadian dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on most of the Company’s costs. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the costs of production at Alamos’ mines, making these mines less profitable.
From time to time the Company may engage in foreign exchange hedging transactions intended to reduce the risk associated with fluctuations in foreign exchange rates, but there is no assurance that any such hedging transactions designed to reduce the risk associated with fluctuations in exchange rates will be successful and as such, operating costs and capital expenditures may be adversely impacted.
Financial, Finance and Tax Risks
The Company’s activities expose it to a variety of financial risks including interest rate risk, credit risk, and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company may use derivative financial instruments to hedge certain risk exposures. The Company does not purchase derivative financial instruments for speculative investment purposes.
The Company’s revolving credit facility contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit its ability to engage in acts that may be in the Company’s long-term best interest.
If utilized, the Company’s failure to comply with covenants in its revolving credit facility could result in an event of default which, if
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2025 Management’s Discussion and Analysis
not cured or waived, could result in the acceleration of such debt. The restrictions include, without limitation, restrictions on its ability to:
•Incur additional indebtedness;
•Pay dividends or make other distributions or repurchase or redeem its capital stock;
•Prepay, redeem or repurchase certain debt;
•Make loans and investments;
•Sell, transfer or otherwise dispose of assets;
•Incur or permit to exist certain liens;
•Enter into certain transactions with affiliates;
•Enter into agreements restricting its subsidiaries’ ability to pay dividends; and
•Consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets.
Liquidity Risks
Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable, and it is not currently known whether the Company will require external financing in future periods.
The Company is subject to taxation in multiple jurisdictions and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on its profitability.
The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Company may also be subject to review, audit, and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable or require payment of taxes due from previous years, which could adversely affect the Company’s profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.
The Company may not be able to obtain the external financing necessary, including the issuance of shares, debt instruments or other securities convertible into shares, to continue its exploration and development activities on its mineral properties.
The ability of the Company to continue the exploration and development of its property interests will be dependent upon its ability to increase and rely on revenues from its existing production and planned expansions and potentially raise significant additional financing thereafter. The sources of external financing that the Company may use for these purposes may include project debt, corporate debt, or equity offerings. The Company cannot predict the potential need or size of future issuances of common shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that this would have on the market price of the Company’s common shares. Any transaction involving the issuance of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective security holders. Further, there is no assurance that the financing alternative chosen by the Company will be available to the Company, on favourable terms or at all. Depending on the alternative chosen, the Company may have less control over the management of its projects. There is no assurance that the Company will successfully increase revenues from existing and expanded production. Should the Company not be able to obtain such financing and increase its revenues, it may become unable to acquire and retain its exploration properties and carry out exploration and development on such properties, and its title interests in such properties may be adversely affected or lost entirely.
Production, Mining and Operating Risks
The Company is, and expects to continue to be, dependent on three mines for all of its commercial production.
The Young-Davidson mine, Island Gold District, and Mulatos District account for all of the Company’s current commercial production and are expected to continue to account for all of its commercial production in the near term. Any adverse condition affecting mining, processing conditions, labour relations, supply chains, expansion plans, or ongoing permitting at Young-Davidson, Island Gold District, or Mulatos District could have a material adverse effect on the Company’s financial performance and results of operations.
Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated.
The Company prepares estimates of future production for its operating mines. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, share price, profitability, results of operations, and financial condition. These production estimates are dependent on, among other things, the accuracy of Mineral Reserve estimates, leach pad inventory, assumptions with respect to development and expansion activities, the accuracy of assumptions regarding ore grades and recovery rates,
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2025 Management’s Discussion and Analysis
ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.
The Company’s actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of orebodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; potential adverse impacts of any new widespread illness, disease, epidemic or pandemic which may develop; natural phenomena (including consequences of climate change) such as inclement weather conditions, floods, droughts, wildfires, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages or permitting challenges related to power; lack of adequate housing for workers; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions or delays in production, injury or death to persons, damage, to property of the Company or others, monetary losses, and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up or expansion phase. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.
Mining operations and facilities are intensive users of electricity and carbon-based fuels. There can be no guarantee that the Company will be able to obtain all necessary permits or be able to enter into commercial arrangements for adequate electricity to conduct its future operations and expansion plans, including specifically the requirements for increased electricity capacity for any operational expansion at the Island Gold District. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices for which the Company is not hedged could materially adversely affect the results of operations and financial condition.
The Company’s production costs are also affected by the prices of commodities consumed or used in operations, such as lime, cyanide, and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control such as inflation, tariffs, trade barriers, regulations and ongoing and/or future supply chain challenges. Increases in the price for materials consumed in mining and production activities could materially adversely affect the Company’s results of operations and financial condition.
Risks and costs relating to development, ongoing construction and changes to existing mining operations and development projects.
The Company’s ability to meet development and production schedules and cost estimates for its development and expansion projects cannot be assured. Changes in key operating and capital costs could result in unexpected costs or uneconomic operations and development projects. Many of these factors are beyond the Company’s control. Without limiting the generality of the foregoing, the Company has commenced an expansion of its operations at the Island Gold District, is engaged in exploration, development and the commencement of construction activities at its Lynn Lake project in Manitoba and its PDA project in Mexico. As a result of availability of supply, increasing economic inflation and the potential impact of any tariffs or other form of trade barrier, the Company may experience significant increases in the price of labour, consumables and other raw materials and related manufactured goods, including steel. The Company may also experience delays due to any impacts of any widespread illness, disease, epidemic or pandemic which may occur, including but not limited to impacts on personnel and contractor availability.
Batchewana First Nation (“BFN”) and Alamos have partnered together to construct a 115kV transmission line which is intended to deliver long-term grid electricity to the Island Gold District mining operations and significantly reduce the mine’s greenhouse gas emissions (the “115kV powerline”). In addition, it is anticipated that the 115kV powerline will improve power reliability and sustainability in the Algoma District and strengthen the Island Gold District’s electrical network. After construction, BFN and Alamos will jointly operate the project. Approximately seven (7) years after construction of the project, or earlier, both ownership and operation will revert to BFN. The majority of the right of way for the 115kV powerline is located on property owned by a private company (the “Corridor Landowner”). The Corridor Landowner has provided access to the corridor such that substantial completion of tree clearing, upgrading of roadways and construction and installation of bridges and other crossings required for the 115kV powerline and necessary to begin construction could occur. On June 23, 2025, Alamos and BFN held a groundbreaking ceremony for the 115kV powerline with Members of Provincial Parliament and local Mayors. However, after the completion of this initial work and the groundbreaking ceremony, the Corridor Landowner and the BFN/Alamos partnership have not come to commercially reasonable terms for a lease agreement such that construction can commence. As a result, the BFN/Alamos partnership, by its general partner, BFN Transmission GP Holding Company Inc., commenced an application on November 14, 2025 asking the Ontario Energy Board for authority to expropriate the land interests necessary for construction of the 115kV powerline which will extend from a new switching station near the Hydro One Hollingsworth Transmission Station and will terminate at the new substation being constructed at the Island Gold Mine (the “OEB Proceeding”). A decision on expropriation from the OEB is expected in Q2 of 2026. All other permits, licences and third-party permissions for access and crossings have been granted or are expected to be granted in Q1 2026 or shortly thereafter. The Company has sufficient power supply to support its Island Gold operations through the existing 44kV line and CNG facility at the Magino mill, though any delay in completion of the 115kV powerline will have an impact on power costs and GHG emissions in 2027 compared to current plans.
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2025 Management’s Discussion and Analysis
Technical considerations, stakeholder engagement challenges (including as it pertains to First Nations communities surrounding the Island Gold District and Lynn Lake) for the expansion and exploration projects there, delays in obtaining governmental approvals, inability to obtain financing, or other factors could cause delays in current mining operations or in developing properties. Such delays could materially affect the financial performance of the Company.
The Company prepares estimates of operating costs and/or capital costs for each operation and project. No assurance can be given that such estimates will be achieved. Failure to achieve cost estimates or material increases in costs could have an adverse impact on future cash flows, profitability, results of operations, and financial condition.
Development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.
Alamos has a number of development-stage projects in Canada and Mexico. Mine development projects require significant expenditures during the development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental licences and permits, and the availability of adequate financing. The economic feasibility of development projects is based on many factors such as estimation of Mineral Reserves, anticipated metallurgical recoveries, environmental considerations and permitting, future gold prices, and anticipated capital and operating costs of these projects. The Company’s development projects have no operating history upon which to base estimates of future production and cash operating costs. Particularly for development projects, estimates of Proven and Probable Mineral Reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions, and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.
Any of the following events, among others, could affect the profitability or economic feasibility of a project: unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, availability of labour, costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, availability of surface lands on which to locate processing and refining facilities, adequate access to the site, unanticipated transportation costs, government regulations and resource nationalism (including, but not limited to, regulations with respect to the environment, prices, royalties, duties, taxes, labour, permitting, restrictions on production, and quotas on exportation of minerals), fluctuations in gold prices, accidents, labour actions, and force majeure events.
It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. It is likely that actual results for the Company’s projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, the Company’s business, results of operations, financial condition, and liquidity could be materially adversely affected.
The figures for the Company’s Mineral Reserves and Mineral Resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.
The Company must continually replace Mineral Reserves depleted by production to maintain production levels over the long term. Mineral Reserves can be replaced by expanding known orebodies, locating new deposits, or making acquisitions. Exploration is highly speculative in nature. Alamos’ exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.
The Company’s Mineral Reserve and Mineral Resource estimates are estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from Mineral Resources or Mineral Reserves will in fact be realized. There can also be no assurance that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Additionally, no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.
Estimates of Mineral Resources and Mineral Reserves can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, and work interruptions. In addition, the grade of ore ultimately mined may differ dramatically from that indicated by results of drilling, sampling, and other similar examinations. Short-term factors relating to Mineral Resources and Mineral Reserves, such as the need for the orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.
Material changes in Mineral Resources and Mineral Reserves, grades, stripping ratios, or recovery rates may affect the economic viability of projects. There is a risk that depletion of Mineral Reserves will not be offset by discoveries, acquisitions, or the conversion of Mineral Resources into Mineral Reserves. The Mineral Reserve base of Alamos’ mines may decline if Mineral Reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.
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2025 Management’s Discussion and Analysis
Mineral Resources and Mineral Reserves are reported as general indicators of mine life. Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, Mineral Reserves and grades must be considered as estimates only.
In addition, the quantity of Mineral Resources and Mineral Reserves may vary depending on metal prices. Extended declines in market prices for gold, silver, and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material change in Mineral Resources and Mineral Reserves, grades, or stripping ratios may affect the economic viability of the Company’s projects.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such Mineral Resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that all or any part of Mineral Resources constitute or will be converted into Mineral Reserves.
Legal, Permitting, Regulatory, Title and Political Risks
The Company’s operating and development properties are located in jurisdictions that are subject to changes in economic and political conditions and regulations in those countries.
The economics of the mining and extraction of precious metals are affected by many factors, including the costs of mining and processing operations, variations in grade of ore discovered or mined, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Company may determine that it is neither profitable nor advisable to acquire or develop properties, or to continue mining activities.
The Company’s mineral properties are located in Canada and Mexico. Economic, legal, and political conditions in either country could adversely affect the business activities of the Company. These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective.
Changing laws, regulations, and restrictions relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government legislation and regulations with respect to restrictions on production, price controls, export controls, permitting, licensing, income taxes, royalties, expropriation of property, the environment (including specifically enacted legislation to address climate change), labour and mine safety. In 2021, the Mexican government announced restrictions and increased environmental reviews of the mining sector resulting in uncertainty with respect to the timing of regulatory approvals, overall permitting of future open-pit mines and a prohibition on the acquisition of new mining concessions. In May 2023, the Mexican Congress approved a decree that amended the Mexican mining regulation, which allows the Mexican State to strongly control new mining activity in Mexico, increasing obligations and restrictions.
The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases in income tax rates, both of which could significantly impact the Company’s profitability.
The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species, and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.
Risk factors specific to certain jurisdictions are described throughout, including specifically: “The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licences are not granted”, “Security in Mexico”, and “Water Management at the Company’s Mining operations.” The occurrence of the various factors and uncertainties related to economic and political risks of operating in the Company’s jurisdictions cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.
The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted.
The Company requires a number of approvals, licences, and permits for various aspects of its exploration, development and expansion. The Company is uncertain if all necessary permits will be maintained or obtained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities or any other projects with which the Company becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits or licences, even if inadvertent, could result in the interruption of production, exploration or development, or material fines, penalties, or other liabilities. It remains uncertain if the Company’s existing permits or licences may be affected in the future or if the Company will have difficulties in obtaining all necessary permits and licences that it requires for its proposed or existing mining activities.
In order to maintain mining operating and/or exploration licences in good standing, operating and/or exploration licence holders must advance their projects efficiently, including by obtaining the necessary permits prior to stipulated deadlines. The Company
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2025 Management’s Discussion and Analysis
has implemented plans to obtain all necessary permits and licences prior to the relevant deadlines. While the Company is confident in its ability to meet all required deadlines or milestones so as to maintain its licences in good standing, there is a risk that the relevant permitting and licensing authorities will not respond in a timely manner. There is no guarantee that the Company will be able to obtain the approvals, licences and permits as planned or, if unable to meet such deadlines, that negotiations for an extension will be successful in maintaining its permits and licences in good standing.
Security in Mexico
In recent years, criminal activity and violence have increased and continue to increase in parts of Mexico. The mining sector has not been immune to the impact of criminal activity and violence, including in the form of kidnapping for ransom and extortion by organized crime, direct armed robberies of mining operations, and the theft and robbery of supply convoys, including specifically for diesel. In April 2020, the Company suffered an armed robbery at its Mulatos Mine. There were no injuries, and the value of the loss was ultimately recovered. Ore from operations at La Yaqui Grande is required to be transported by truck to Mulatos for processing, which requires the use of community roads leading to an increased risk of theft. The Company maintains insurance and takes measures to protect employees, property, and production facilities from these and other security risks. There can be no assurance, however, that security incidents will not occur in the future, or that if they do, they will not have a material adverse effect on the Company’s operations.
Litigation could be brought against the Company and the resolution of current or future legal proceedings or disputes may have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.
The Company could be subject to legal claims and/or complaints and disputes that result in litigation, including unexpected environmental remediation costs, arising out of the normal course of business. The results of ongoing litigation cannot be predicted with certainty. The costs of defending and settling litigation can be significant, even for claims that Alamos believes have no merit. There is a risk that if such claims are determined adversely to the Company, they could have a material adverse effect on the Company’s financial performance, cash flow, and results of operations.
Some of the Company’s mineral assets are located outside of Canada and are held indirectly through foreign affiliates.
It may be difficult, if not impossible, to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the Company’s assets that are located outside of Canada.
Failure of the Company to comply with laws and regulations could negatively impact current or planned mining activities and exploration and developmental activities.
The Company’s mining, exploration, and development activities are subject to extensive laws and regulations concerning the environment, worker health and safety, employment standards, waste disposal, mine development, mine operation, mine closure, reclamation, and other matters. The Company requires permits and approvals from various regulatory authorities for many aspects of mine development, operation, closure, and reclamation. In addition to meeting the requirements necessary to obtain such permits and approvals, they may be invalidated if the applicable regulatory authority is legally challenged that it did not lawfully issue such permits and approvals. The ability of the Company to obtain and maintain permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its development projects and operations and in the surrounding communities. The real or perceived impacts of the activities of other mining companies may also adversely affect the Company’s ability to obtain and maintain permits and approvals. The Company is uncertain as to whether all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively affect current or planned mining, exploration, and developmental activities on the projects in which the Company is or may become involved. Any failure to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of mining, exploration, and developmental operations or in material fines, penalties, clean-up costs, damages, and the loss of key permits or approvals. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have. Environmental and regulatory review has also become a long, complex, and uncertain process that can cause potentially significant delays.
The Company cannot guarantee that title to its properties will not be challenged.
The validity of the Company’s mining claims and access rights can be uncertain and may be contested. Although the Company is satisfied it has taken reasonable measures to acquire the rights needed to undertake its operations and activities as currently conducted, some risk exists that some titles and access rights may be defective. No assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be materially adverse to the Company. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations. From time to time, a land possessor may dispute the Company’s surface access rights and, as a result, the Company may be barred from its legal occupation rights. Surface access issues have the potential to result in the delay of planned exploration programs, and these delays may be significant. The Company expects that it will be able to resolve these issues, however, there can be no assurance that this will be the case.
Additional future property acquisitions, relocation benefits, legal and related costs may be material. The Company may need to enter into negotiations with landowners and other groups in the host communities where its projects are located in order to conduct future exploration and development work. The Company cannot currently determine the expected timing, outcome of
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2025 Management’s Discussion and Analysis
such negotiations, or costs associated with the relocation of property owners and possessors and potential land acquisitions. There is no assurance that future discussions and negotiations will result in agreements with landowners or other local community groups so as to enable the Company to conduct exploration and development work on these projects.
The Company provides significant economic and social benefits to its host communities and countries, which facilitates broad stakeholder support for its operations and projects. There is no guarantee however that local residents will support our operations or projects.
Relationships with Key Stakeholders
Indigenous title claims, rights to consultation/accommodation, and the Company’s relationship with local communities may affect the Company’s existing operations and development projects.
Governments in many jurisdictions must consult with Indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Impacts to the rights of Indigenous peoples that are brought to light during consultation and other rights of Indigenous peoples may require accommodations, including undertakings regarding employment, training, business opportunities royalty payments, and other matters. This may also affect the Company’s ability to acquire, within a reasonable time frame, effective mineral titles in these jurisdictions, including in some parts of Canada, in which indigenous title is claimed, and may affect the timetable and costs of development of mineral properties or expansion of existing operations in these jurisdictions, including specifically with respect to the Company’s Island Gold Mine Phase 3+ Shaft Expansion, IGD Expansion and its Lynn Lake project. Under applicable mine permitting legislation, both Canadian federal and provincial governments may require consultation with Indigenous peoples that is beyond the scope expected by the Company. The risk of unforeseen indigenous title claims could also affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.
The Company’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.
The inability of the Company to maintain positive relationships with local communities and Indigenous peoples, including specifically with respect to the Company’s Canadian expansion or development-stage assets, may result in additional obstacles and timelines with respect to permitting, increased legal challenges, or other disruptive operational issues at any of the Company’s operating mines, and could have a significant adverse impact on the Company’s ability to generate cash flow, with a corresponding adverse impact to the Company’s share price and financial condition.
Exploration, development and production at the Company’s mining operations are dependent upon the efforts of its key personnel and its relations with its employees and any labor unions that represent employees.
The Company’s success is heavily dependent on its key personnel and on the ability to motivate, retain and attract highly skilled employees.
Relations between the Company and its employees (and, where applicable, their representative unions) may be affected by changes in the scheme of labour relations that may be introduced by Mexican or Canadian governmental authorities in whose jurisdictions the Company carries on operations. Such changes include, but are not limited to, changes in labour laws, outsourcing laws, social security laws, and employment standards. Changes in such legislation or in the relationship between the Company and its employees or their unions may have a material adverse effect on the Company’s business, results of operations, and financial condition. For example, in April 2021, the Mexican Congress approved a bill to amend various federal laws including the Federal Labour Law. This change, has for the most part, severely regulated the use of service companies in Mexico, a structure commonly used in the mining sector that provides outsourced labour and required companies like Alamos to hire its employees directly, resulting in a requirement to pay profit-sharing required by Mexican laws to those employees, or the obligation to contract only contractors registered before the Labour Authorities in Mexico that authorizes them to provide a specific service. Based on the Company’s assessment, this change has not and is not expected to have a material impact on Alamos. Nonetheless, the risk exists that certain contractors could be deemed service companies, which could potentially have a significant financial impact. The full impact and enforcement of future changes are not known.
In addition, the Company anticipates that as it expands its existing production and brings additional properties into production, and as the Company acquires additional mineral rights, the Company may experience significant growth in its operations. This growth may create new positions and responsibilities for management personnel and increase demands on its operating and financial systems, as well as require the hiring of a significant number of additional operations personnel. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain any such additional qualified personnel. The failure to attract and retain such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition, or results of operations.
Companies today are at a much greater risk of losing control over how they are perceived as a result of social media and other web-based applications.
Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events and could
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include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss, including specifically as a result of social media misinformation campaigns targeting the Company’s projects, may lead to challenges in developing and maintaining community relations, decreased investor confidence, and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows, and growth prospects.
The Company’s directors and officers may have interests that conflict with the Company’s interests.
Certain of the Company’s directors and officers serve as directors or officers of other public companies and as such it is possible that a conflict may arise between their duties as the Company’s directors or officers and their duties as directors or officers of these other companies.
Health and Environmental Risks
Alamos’ operations may be exposed to serious illness.
Serious illnesses, diseases, epidemics or pandemics (including any ongoing or future impacts of COVID-19), could have material adverse impacts on the Company’s ability to operate and meet expected timelines for development and expansion projects (e.g., the Phase 3+ Shaft Expansion, the IGD Expansion, and construction of the Lynn Lake project and the PDA project) due to employee absences, disruption in supply chains, information technology system constraints, government interventions, market volatility, overall economic uncertainty and other factors currently unknown and not anticipated. Any such disruptions could potentially cause gold sales disruptions and could impact the ability to meet production, cost, and capital guidance. Alamos’ operations are located in relatively remote areas. The Company relies on various modes of transportation to house its employees, move around its people, its product, and the necessary supplies and inputs for its operations. At both the Mulatos District and Island Gold District, the Company has a high concentration of personnel working and residing in close proximity to one another at the mine site (camps). Should an employee or visitor become infected with a serious illness that has the potential to spread rapidly, this could place Alamos’ workforce at risk. The Company takes every precaution to strictly follow industrial hygiene and occupational health guidelines. Approximately 32% of the Island Gold District workforce comes from the local communities with the other 68% housed in a camp within the town of Dubreuilville and operating on a fly-in, fly-out basis from various other regions. In 2020, the Company experienced several outbreaks of COVID-19 at its mining operations resulting in, among other things, temporary closure of mining operations. There were no closures in 2021-2025 however, the risk exists that a virus outbreak or other widespread illness could occur again at any operating sites or in the local community which could result in the temporary closure of the Company’s operations. If any outbreaks or widespread illnesses occur, the government could order temporary suspensions requiring a shutdown of mining operations. Consequently, there can be no assurance that any iteration of COVID-19 or another infectious illness will not materially impact Alamos’ personnel and ultimately its operation, cash flows, or financial condition.
The Company’s activities are subject to environmental laws and regulations that may increase its costs of doing business and restrict its operations.
The Company’s exploration and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address noise, air emissions, water discharges, waste management, management of hazardous substances, management of tailings facilities, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines, penalties, and potential for facilities to be shut-down for non-compliance, more stringent environmental assessments of proposed projects, and increasing responsibility for companies and their officers, directors, and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.
Failure to comply with such laws and regulations can have serious consequences, including damage to the Company’s reputation, stopping the Company from proceeding with the development of a project, negatively impacting the operation or further development of a mine, increasing the cost of development or production and litigation and regulatory actions against the Company. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests that are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. The Company may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company has acquired such properties may not be adequate to pay all the fines, penalties, and costs (such as clean-up and restoration costs) incurred related to such properties. Some of the Company’s properties also have been used for mining and related operations for many years before acquisition and were acquired as is or with assumed environmental liabilities from previous owners or operators.
The Company’s failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may
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2025 Management’s Discussion and Analysis
be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Production at certain of the Company’s mines involves the use of various chemicals, including cyanide, which is a toxic material. Should cyanide or other toxic chemicals leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the groundwater and the environment, the Company may become subject to liability for hazards that it may not be insured against and such liability could be material.
Actual costs of reclamation are uncertain, and higher than expected costs could negatively impact the results of operations and financial position.
Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize the long-term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Decommissioning liabilities include requirements to control the dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance landforms and vegetation.
In order to carry out reclamation obligations arising from exploration, potential development activities, and mining operations, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.
Water management at the Company’s mining operations
The water collection, treatment, and disposal operations at the Company’s mines are subject to substantial regulation and involve significant environmental risks. If collection or management systems fail, overflow, or do not operate properly, untreated water or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life, and economic damages.
Environmental and regulatory authorities in Mexico and Canada conduct periodic or annual inspections of the Mulatos District, Island Gold District and Young-Davidson. As a result of these inspections, the Company is from time to time required to modify its water management program, complete additional monitoring work or take remedial actions with respect to the Company’s operations as it pertains to water management.
Liabilities resulting from damage, regulatory orders or demands, or similar, could adversely and materially affect the Company’s business, results of operations, and financial condition. Moreover, in the event that the Company is deemed liable for any damage caused by overflow, the Company’s losses or consequences of regulatory action might not be covered by insurance policies.
Problems with water sources could have a negative impact on the Company’s exploration programs and future operations.
The Company may not be able to secure the water necessary to conduct its activities as planned due to the potential for competing interests and demand for water, or due to the potential impact of drought and dry spells on water availability within local river basins, lakes, or aquifers. The Company will strive to ensure that its activities do not adversely impact the natural environment, community water sources and will seek to minimize freshwater withdrawals whenever possible. Future operations and activities may require that alternate water sources be provided to potentially affected communities at the Company’s expense.
Climate Change Risks, Governance and Strategy
The Company’s mining and processing operations are energy-intensive and result in a notable carbon footprint. Recognizing climate change as both a global and site-specific issue, Alamos understands that its operations are exposed to transition and physical climate-related risks, as well as potential opportunities. In line with the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD") and the IFRS S2 Climate-related Disclosures standard, the Company integrates climate governance, strategy, risk management, metrics, and targets into its annual Environmental, Social, and Governance ("ESG") reporting.
Climate Change Governance
The Company’s commitment to protecting and preserving land, air, water, and energy resources is outlined in its Sustainability Policy. Oversight of climate change and related impacts – including GHG emissions and energy use – is provided by the Technical and Sustainability Committee of the Board ("T&S Committee").
Alamos maintains a formal Climate Change Working Group composed of corporate, site-level, and project representatives. This group is responsible for implementing the Company’s Energy & Greenhouse Gas Management Standard, deploying Alamos’ emissions reduction strategy, and the consistent measurement of energy use and GHG emissions across all operations. The Energy & Greenhouse Gas Management Standard guides actions to reduce emission intensity, manage energy-related costs, and mitigate risks related to climate change, energy security, energy supply, and costs. Accountable persons at each site are responsible for applying the Standard and helping the Company meet its climate-related objectives. Energy and climate performance are reported annually and disclosed in Alamos’ public ESG reports.
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2025 Management’s Discussion and Analysis
A Climate Change Steering Committee, composed of senior management, provides strategic guidance and oversees the Climate Change Working Group’s performance. The Steering Committee reports progress to the Board through the T&S Committee and Audit Committee three to four times per year.
Climate Change Strategy
In 2022, Alamos announced a target to reduce absolute Scope 1 and 2 emissions by 30% by 2030, supported by a defined strategy. As part of its commitment to responsible growth, the Company is actively reviewing both the target and supporting strategy in light of significant changes to its operating context.
In 2024, Alamos acquired the Magino mine, recognizing substantial operational synergies with the adjacent Island Gold operation. This integration is expected to create one of Canada’s largest and lowest-cost gold mines, enhancing value for our people, host communities, and shareholders. However, Magino’s profile as a large, open-pit operation is expected to increase the Company’s projected emissions. Similarly, in the Mulatos District, the discovery and planned development of the higher-grade Puerto Del Aire underground deposit, announced in September 2024, introduces new growth that may further influence the Company’s emissions outlook.
Given these developments, Alamos is reassessing its Scope 1 and 2 emissions reduction target to ensure it remains ambitious, credible, and aligned with the Company’s evolving operational footprint. A revised target is expected to be included in the Company’s 2025 ESG Report. The Company remains committed to reducing the carbon intensity of its operations and supporting Canada’s goals under the Paris Accord.
Climate Change Risk Management
Alamos proactively identifies and manages key risks, including significant climate-related risks, across the Company and its mine sites. The Enterprise Risk Management ("ERM") process ensures that senior management and the Board receive regular updates on material risks, including detailed risk assessments and corresponding mitigation plans. Climate-related risks are integrated into this ERM process.
In 2024, Alamos updated its Climate Change Risk Assessment, initially completed in 2020. The updated assessment – aligned with ISO 14091 (climate change adaptation) and ISO 31000 (risk management) – revisited the physical and transition climate risks first identified in 2020. The assessment was aligned with the Company’s revised Enterprise Risk Matrix and evaluated climate-related risks and opportunities across multiple climate scenarios and time horizons. It covered Alamos’ operating mines (Young-Davidson, Island Gold, and Mulatos District), the Lynn Lake Project, and the closed El Chanate mine.
The assessment included financial analysis of key risks and opportunities and evaluated Alamos’ resiliency against these risks. Identified risks were assessed for their potential impact on financial position, performance, and cash flows. Mitigation plans were developed for the highest-priority risks, and results were integrated into the ERM system. Resilience was assessed through scenario testing that incorporated potential new control mechanisms, which informed strategic planning options.
Transition and Physical Climate-Related Risks and Opportunities
Transition
Transition risks arise from regulatory, economic, technological, and societal changes associated with the shift to a lower-carbon economy. In 2024, the Company expanded its transition risk analysis by aligning it with the TCFD’s four categories – Policy & Legal, Market, Technology, and Reputational – across its three operating jurisdictions: Ontario, Manitoba, and Mexico. Using the International Energy Agency framework, two scenarios were assessed: the Announced Pledges Scenario, which assumes implementation of all publicly announced government climate pledges, and the Net Zero Emissions Scenario, which assumes more stringent policies required to reach net zero emissions by 2050. These scenarios were evaluated over the short-term (2025), medium-term (2030), and long-term (2050) timeframes.
Key transition risks identified include: regulations to restrict or phase out underground diesel; the potential for unreliable grid electricity where utilities prioritize power for critical mineral or green technology sectors; regulatory changes requiring more stringent mine design standards due to more frequent and severe storm events; integration challenges related to new green technologies that could reduce productivity or compress margins; and rising compliance costs from emission pricing systems, tightening requirements for meeting net-zero commitments, and increased insurance costs or reduced availability.
Physical
Alamos evaluated a wide range of physical climate factors including mean temperature, precipitation patterns, heavy rainfall, flooding, water stress, drought, heat and cold extremes, wildfires and wind. Scenario analysis used the International Panel on Climate Change ("IPCC") Shared Socio Economic Pathways ("SSP") framework. For the base case, Alamos used the SSP2-4.5 scenario, projecting 2.7°C warming by 2100. For the high-emissions stress test, the SSP5-8.5 scenario was used, projecting 4.4°C warming by 2100. Both scenarios were evaluated for the medium-term (2030) and long-term (2050).
The most significant physical climate impact drivers identified were: forest fires posing safety risks and disrupting operations at Lynn Lake; storms affecting personnel transportation at Lynn Lake; heatwaves and warm spells affecting employee safety and mine operations at the Mulatos District; and heavy precipitation affecting safety and mine operations at the Mulatos District.
For further details, please see the Climate Change section of the Company’s most recent ESG Report.
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2025 Management’s Discussion and Analysis
Insurance and Compliance Risks
The Company may not have sufficient insurance coverage.
The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage (including, without limitation, unexpected or unusual geological operating conditions, cave-ins, wildfires, flooding and seismic activity), delays in mining, monetary losses, and possible legal liability.
The Company’s insurance policies may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damages and may not be adequate to reimburse the Company for all losses sustained. In particular, the Company does not have coverage for certain environmental losses or certain types of fire or earthquake damage. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s cash flows, results of operation, and financial condition.
The Company’s business involves uninsurable risks.
In the course of exploration, development, and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including cave-ins, fires, flooding, and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the securities of the Company.
The Company may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”).
The Company has documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of SOX. Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.
The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.
The Company may be impacted by Anti-Bribery, Anti-Corruption and related business conduct laws.
The Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, the Mexican National Anti-Corruption System including the General Law of the National Anti-Corruption System, the General Law of Administrative Responsibilities, and the Mexican Criminal Federal Code and any other anti-bribery and anti-corruption laws applicable to the Company's operations, prohibit companies and their intermediaries from making improper payments for the purposes of obtaining or retaining business or other commercial advantages. The Company’s policies, including without limitation its Anti-Bribery, Anti-Corruption and Anti-Competition policy and its Code of Business Conduct and Ethics, mandate compliance with these laws, the failure of which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with laws may conflict with certain local customs and practices. There can be no assurances that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees, or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s business, financial position, and results of operations.
Alamos’ critical operating systems may be compromised.
Cyber threats, including fraud resulting from cyber threats, have evolved in severity, frequency, and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. Individuals engaging in cybercrime may target corruption of systems or data or theft of sensitive data. While the Company invests in robust security systems to detect and block inappropriate or illegal access to its key systems, including supervisory control and data acquisition operating systems at its operations, and regularly reviews policies, procedures, and protocols to ensure data and system integrity, there can be no assurance that critical systems will not be inadvertently or intentionally breached and compromised. This may result in business interruption losses, equipment damage, or loss of critical or sensitive information.
Senior leadership briefs the Company’s Audit Committee on information security matters approximately three times a year but in any event at least once a year, and annual independent audits are conducted by the Company’s auditors. Additional independent cyber-specific audits are undertaken on an as-needed basis, and the Company has retained a third party to provide 24x7 managed detection and response services across the Company’s digital environment. A formal information security training and awareness program is compiled annually and executed in segments across the business.
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2025 Management’s Discussion and Analysis
Mining Industry Risks
The Company is in competition with other mining companies that have greater resources and experience.
The Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral-rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties, and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to successfully compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operations.
The Company may be unable to identify opportunities to grow its business or replace depleted Mineral Reserves, and it may be unsuccessful in integrating new businesses and assets that it may acquire in the future.
As part of the Company’s business strategy, it has sought and will continue to seek new operating, development, and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into its business. The Company cannot provide assurance that it can complete any acquisition or business arrangement that it pursues or is pursuing, on favourable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit its business. Further, any acquisition the Company makes will require a significant amount of time and attention from its management, as well as resources that otherwise could be spent on the operation and development of its existing business.
Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize its financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that the Company will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on its business, expansion, results of operations, and financial condition.
Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on its business and which conditions and events may not be insurable.
Mining involves various types of risks and hazards, including, but not limited to:
•Geotechnical risks, including rock falls, pit wall failures, and cave-ins;
•Environmental hazards;
•Industrial accidents;
•Metallurgical and other processing problems;
•Unusual or unexpected rock formations;
•Seismic activity;
•Flooding;
•Fires;
•Periodic interruptions due to inclement or hazardous weather conditions;
•Variations in grade, deposit size, continuity, and other geological problems;
•Mechanical equipment performance problems;
•Unavailability of materials and equipment;
•Theft of equipment, supplies, and bullion;
•Labour force disruptions;
•Civil strife; and
•Unanticipated or significant changes in the costs of supplies.
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2025 Management’s Discussion and Analysis
Most of these risks are beyond the Company’s control and could result in damage to, or destruction of, mineral properties, production facilities, or other properties; personal injury or death; loss of key employees; environmental damage; delays in mining; delays in production; increased production costs; monetary losses; and could impact the Company’s share price and possible legal liability.
The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines.
The Company is engaged in exploration, mine development, and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected ground movements, fires, power outages, labour disruptions, flooding, cave-ins, landslides, and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied upon, and may continue to rely upon, consultants and others for mine operating and exploration expertise. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish Mineral Reserves through drilling, to develop metallurgical processes to extract the metal from the ore, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of Mineral Reserves, spent costs will not usually be recoverable.
The trading price of the Company’s common shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors.
These factors may include, but are not limited to:
•The price of gold and other metals;
•The Company’s operating performance and the performance of competitors and other similar companies;
•The public’s reaction to the Company’s press releases, other public announcements, and the Company’s filings with the various securities regulatory authorities;
•Changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resource sector;
•Changes in general economic conditions;
•The arrival or departure of key personnel; and
•Acquisitions, strategic alliances, or joint ventures involving the Company or its competitors.
In addition, the market price of the Company’s shares is affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values, or prospects of such companies. The effect of these and other factors on the market price of the common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.
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2025 Management’s Discussion and Analysis
Cautionary Note to United States Investors

Measured, Indicated and Inferred Resources: All resource and reserve estimates included in this MD&A or documents referenced in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended ("CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The SEC has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.
International Financial Reporting Standards: The consolidated financial statements of the Company have been prepared by management in accordance with IFRS, as issued by the IASB (note 2 and 3 to the consolidated financial statements for the years ended December 31, 2025 and 2024). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted
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2025 Management’s Discussion and Analysis
Cautionary Note Regarding Forward-Looking Statements

This MD&A contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements and are based on expectations, estimates and projections as at the date of this MD&A. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, "believe", "anticipate", "likely", "intend", "objective", "estimate", "budget", “potential”, "prospective", "opportunity", "forecast", “target”, "goal", "aim", “on track”, "on pace", “outlook”, “continue”, “ongoing”, "onwards", “plan”, "scheduled", or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this MD&A may include (without limitation) information, assumptions, expectations and guidance as to strategy, plans, and future financial and operating performance, such as those regarding: free cash flow; mine-site free cash flow; costs (including total cash costs, AISC, mine-site AISC, capital expenditures, growth and sustaining capital, capitalized exploration, exploration spending); budgets; tax rates and the payment of taxes; IRR; NPV; gold prepayment facility; total liquidity; returns to stakeholders; impacts of inflation; mine plans; mine life; Mineral Reserve life; Mineral Reserves and Resources; gold and other metal price assumptions; foreign exchange rates; size, value and profitability of operations and the Company's balanced approach to capital allocation; project economics; project risks; mining methodologies; underground development rates; mining, milling and processing rates; total mill feed and throughput rates; recovery rates; anticipated gold production, production rates, timing of production, further production potential and growth; gold grades; exploration potential, budgets, focuses, programs, targets, and projected results; investment in and funding of growth initiatives and projects; operational impacts on the natural environment; the Company's approach to reduction of its environmental footprint, greenhouse gas emissions, and related investments in new initiatives; the Company's climate change strategy and goals; community relations, engagement activities, and initiatives; corporate governance; plans with respect to health and safety; outlooks for each of the Island Gold District (IGD), Young-Davidson mine (YD), Mulatos District, the Lynn Lake project (LLP) and the Qiqavik Gold project, including (without limitation and in addition to the above): (i) at IGD, the Expansion Study, expectation that growth will be self-financed, mine plan, project milestones and timing and effects of completion of the IGD Expansion and the Phase 3+ Expansion Project, mill expansion, paste plant completion and commissioning dates, tailings expansion and infrastructure upgrades, timing of the Magino mill’s connection to the electric grid and elimination of reliance on CNG and construction of the 115kV powerline project; (ii) at YD, completion of a fourth ore pass, opportunity for mill expansion and sources of supplemental feed; (iii) at the Mulatos District, construction of, the development and mine plan for, and expected results from the Puerto Del Aire (PDA) project, ore from Cerro Pelon, and the Halcon target; (iv) at LLP, initial capital, project milestones, development of, mine plan for, and production projections and timing, and the Burnt Timber, Linkwood, Gordon and MacLellan deposits; and (v) at the Qiqavik Gold project, exploration potential; the quantum of consideration payable to the Company for the sale of Quartz Mountain to Q-Gold, including future guaranteed and milestone payments; the expected timing of remaining payments with respect to the sale of the Company's Turkish development projects and the status of arbitration brought by the Company's Netherlands Subsidiaries against the Republic of Türkiye; and any other statements that express management's expectations or estimates of future performance, operational, geological or financial results.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.
Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: the actual results of current exploration activities; changes to current estimates of Mineral Reserves and Resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties in connection with mining or development activities, including geotechnical challenges); conclusions of economic and geological evaluations; the costs and timing of exploration, construction and development of new deposits; changes in project parameters as plans continue to be refined; operations may be exposed to illnesses, diseases, epidemics and pandemics which may impact, among other things, the broader market and the trading price of the Company's shares; the duration of any regulatory responses to any illness, disease, epidemic or pandemic; government and the Company’s attempts to reduce the spread of any illness, disease, epidemic or pandemic which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; provincial, state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico and other jurisdictions in which the Company does or may conduct business; political and economic conditions and developments in the jurisdictions in which the Company operates and in the world generally; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly CAD, MXN and USD); the impact of inflation and any tariffs, trade barriers and/or regulatory costs; changes in the Company's credit rating; any
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2025 Management’s Discussion and Analysis
decision to declare a quarterly dividend; employee and community relations; litigation, administrative or regulatory proceedings and any resulting court, administrative, regulatory or arbitral decision(s) or order(s); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in implementing growth and improvement initiatives; delays with the Phase 3+ Shaft Expansion, the IGD Expansion, construction of the 115kV powerline (including the risk that an expropriation order is not granted by the OEB and the Alamos/BFN partnership cannot otherwise come to an agreement with the Corridor Landowner), expansion of the Magino mill, paste plant construction project, construction of the Lynn Lake Project, construction of the PDA project, and/or the development or updating of mine plans; changes with respect to the intended method of accessing, mining the deposit, and processing any ore at PDA; risks associated with the start-up of new mines; the risk that the Company’s mines may not perform as planned; with respect to the sale of Quartz Mountain, the failure by Q-Gold to make the requisite future payments and actions required to trigger milestone payments not being implemented or coming to fruition; with respect to the sale of the Company's Turkish development projects, default on either or both of the anniversary payments as well as the potential that the arbitration commenced by the Company's Netherlands subsidiaries is resumed; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including industrial hazards, industrial accidents, and environmental hazards including, without limitation, fires, floods, seismic activity and unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in Canada, Mexico, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A are set out in the Company's latest 40-F/Annual Information Form under the heading “Risk Factors”, which is available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A.
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